Form 10-K405, Exhibit 13
period 1996-12-31
1ST UNITED BANCORP /FL/
filed 1997-02-20
CIK 883900

EXHIBIT 13

                 INDEX TO MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Acquisitions

Financial Condition

Results of Operations

Market Price & Dividends

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis is intended to provide an understanding of the significant factors that influenced Bancorp's results of operations and financial condition for the year ended December 31, 1996 as compared to 1995, and 1995 compared to 1994. This discussion and analysis should be read in conjunction with the Company's consolidated financial statements and corresponding notes.

                                  ACQUISITIONS

     On January 5, 1996, Bancorp acquired (the "Acquisition") The American Bancorporation of the South ("American") and merged its wholly-owned subsidiary, The American Bank of the South, into 1st United Bank. Consideration paid by Bancorp to the shareholders of The American Bancorporation of the South was $10.017 million and was paid in the form of 30% cash and 70% stock. Approximately 820,000 shares (value per share of $7.78 net of issuance costs) of Bancorp common stock were issued in this Acquisition. The Acquisition was accounted for using the purchase method of accounting and approximately $3.6 million in goodwill was recorded and is being amortized over 15 years under the straight-line method.

     Approximately $163.7 million in total assets were acquired. Included in this total was approximately $25.6 million, $48 million, $73 million, $8 million and $5 million in federal funds, investments, net loans, bank premises and equipment, and other real estate, respectively. Included in loans were approximately $11 million in nonaccrual loans. Approximately $152.3 million in deposits, which includes approximately 30% in non interest bearing demand deposits, were assumed and sixteen (16) bank-owned branch locations throughout Brevard County were acquired.

     On November 1, 1996, 1st United Bancorp (the "Company" or "Bancorp") completed its acquisition of Park Bankshares, Inc. ("Park") and its wholly owned subsidiary, First National Bank of Lake Park. Park had total assets and deposits of approximately $60.1 million and $54.9 million, respectively. Park had four branches with one each in West Palm Beach, Riviera Beach, Lake Park and Jupiter, Florida. The Jupiter and West Palm Beach branches were closed on January 31, 1997. Since 1st United has branches that overlap these markets it does not anticipate losing significant deposits from the branch closings. The transaction was accounted for under the pooling-of-interests method of accounting for business combinations and accordingly, the consolidated financial statements and related Management's Discussion and Analysis of Financial Condition and Results of Operations have been restated for the periods prior to the merger to include Park. In connection with the transaction, the Company issued 816,000 of its common shares to Park shareholders.

                              FINANCIAL CONDITION

     Bancorp consolidated assets at December 31, 1996 were $561.3 million, an increase of $188.9 million (51%) over 1995. Loans, investments, cash and cash and cash equivalents, deposits and equity had increased by $118.6 million (45%), $7.8 million (15%), $48.3 million (127%), $174.9 million (53%) and $12.7 million
(33%), respectively.

     Bancorp's growth in 1996 was primarily a result of the acquisition of American on January 5, 1996. American had total assets, loans, investments, cash and cash equivalents and deposits of $163.7 million, $72.8 million, $47.8 million, $25.6 million and $152.3 million, respectively. Approximately $19 million in investments were sold and $18.6 million in investments matured (net of purchases) to fund the additional loan growth during 1996 and anticipated future loan growth.

     Bancorp's consolidated assets at December 31, 1995 were $372.4 million, an increase of $35.8 million (11%) over 1994. Bancorp experienced significant growth in its loan, deposit and equity accounts as compared to 1994; net loans increased $48.4 million (23%), deposits increased $30.9 million (10%), and shareholders' equity increased $6.2 million (19%). Correspondingly, during 1995 Bancorp experienced a decrease in cash and cash equivalents of $1.2 million (3%), and a $14.8 million (22%) decrease in investment securities.

     Bancorp's growth in 1995 was primarily attributable to the April 14, 1995 acquisition of Jupiter Tequesta National Bank ("JTNB"), a one-location bank headquartered in Tequesta, Florida. Prior to the acquisition, JTNB's total assets, deposits and capital was approximately $57 million, $53 million and $4 million, respectively. Bancorp issued approximately 486,000 shares (value per share of $6.77, net of issuance costs), of common stock and paid $3.4 million cash to the shareholders of JTNB. The acquisition was accounted for using the purchase method of accounting and approximately $3.3 million in goodwill was recorded which is being amortized over 15 years using the straight-line method.

     During 1995 approximately $16.6 million of investment securities matured and approximately $12 million of the acquired JTNB investment portfolio was sold during the year. The proceeds from these securities were used to fund loan growth, accommodate the anticipated runoff, at maturity, of higher cost time deposits assumed in the June 1994 acquisition of Suburban Bank, and to pay off maturing public fund deposits. The loss of deposits was consistent with Bancorp's business plan for the acquisition of Suburban Bank.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

CAPITAL RESOURCES

     The following presents, in thousands, the capital resources and the related ratios of Bancorp:


                                                                            December 31,
                                                                  ---------------------------------
                                                                   1996         1995         1994
                                                                  ---------------------------------
Long-term debt                                                    $     0          $39      $ 2,044
                                                                  ---------------------------------
Risk adjusted assets                                              431,987      317,356      227,342
                                                                  ---------------------------------
Total assets                                                      561,288      372,433      336,636
                                                                  ---------------------------------
TIER 1 CAPITAL

 Common shareholders' equity                                      $51,032      $38,337      $32,138
 Unrealized losses on available for sale securities, net of tax        97            6          347
 Excludable portion of net deferred tax assets                          0            0       (1,210)
 Goodwill and other excludable intangibles                         (7,016)      (4,424)        (892)
                                                                  ---------------------------------
                                                                   44,113       33,919       30,383
TIER 2 CAPITAL

 Includable portion of allowance for loan losses                    5,402        3,967        2,823
                                                                  ---------------------------------
 Total regulatory capital                                         $49,515      $37,886      $33,206
                                                                  =================================
 Tier 1 risk adjusted capital ratio                                 10.21%       10.69%       13.36%
                                                                  =================================
 Total risk adjusted capital ratio                                  11.46%       11.94%       14.61%
                                                                  =================================
 Leverage ratio                                                      7.86%        9.11%        8.97%
                                                                  =================================
 Long-term debt to common equity ratio                            N/A               .1%         6.4%
                                                                  =================================

     Common shareholders' equity increased by approximately $12.7 million (33%) to $51.0 million at December 31, 1996. The increase resulted from net income of $7.4 million in 1996, $6.4 million in common stock issued to acquire American, and approximately $964 thousand from the exercise of stock options. These increases were partially offset by approximately $1.7 million in dividends declared, a common stock repurchase of $267 thousand and unrealized losses in available-for-sale securities, net of tax, of $91 thousand.

     Common shareholders' equity increased by approximately $6.2million (19%) to $38.3 million at December 31, 1995. Common stock issued in the JTNB acquisition resulted in $3.3 million in additional capital. Bancorp also repurchased and retired 180,000 shares of common stock resulting in a decrease in capital of $1.3 million, and 4,500 stock options were exercised providing $15 thousand in new capital. The other changes in capital in 1995 consisted of net income of $5.0 million, dividends of $1.2 million and the change in unrealized losses on available-for-sale securities, net of tax, of $341 thousand.

     In 1989, the Federal Reserve Board adopted supervisory risk-based capital ratios of capital to risk-weighted assets which required Bancorp and 1st United to maintain as of December 31, 1992 and thereafter a minimum of an 8.00% total risk-based capital ratio, at least half of which must be Tier 1 capital. Bancorp's total risk-based capital ratio was 11.46% and Tier 1 capital ratio was 10.21% as of December 31, 1996. Bancorp and 1st United exceed all regulatory capital requirements at December 31, 1996.

LOANS

     At December 31, 1996, total gross loans outstanding amounted to $388.7 million, an increase of $120.3 million (45%) over 1995. Approximately $75 million of this increase resulted from the American acquisition. New loans exceeded maturities and payoffs for the remaining $45.3 million increase in 1996.

     At December 31, 1995, total gross loans outstanding amounted to $268.4 million, an increase of $48.8 million (22%) over total gross loans at December 31, 1994. As a result of the JTNB acquisition, approximately $37.4 million in gross loans were acquired. New loans exceeded maturities and payoffs for the remaining $11.4 million increase.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

LOANS BY TYPE


                                                                 December 31,
                           ----------------------------------------------------------------------------------------
(IN THOUSANDS)                   1996              1995              1994              1993              1992
-------------------------------------------------------------------------------------------------------------------
Commercial                 $ 49,689    13%   $ 39,574    15%   $ 44,546    20%   $ 30,855    28%   $ 33,969    32%
Real Estate Construction     20,342     5%     10,810     4%        245     0%      4,147     4%      4,174     4%
Mortgage                    308,047    79%    211,463    79%    168,896    77%     69,974    64%     60,984    57%
Installment                   5,369     2%      5,619     2%      5,023     2%      3,698     3%      8,048     6%
Other                         5,298     1%        946     0%        940     1%        463     1%        655     1%
                           --------------------------------------------------------------------------------------
Total Gross Loans          $388,745   100%   $268,412   100%   $219,650   100%   $109,137   100%   $107,830   100%
                           ======================================================================================

     1st United's loan portfolio does not contain any concentrations of credit that exceed 10% of total loans in a category other than those specifically identified in the table above.

     The largest loan category as of December 31, 1996 was real estate loans, which comprised 84% of the total loan portfolio or $328.4 million, whereas in 1995 real estate loans comprised 83% of the total loan portfolio or $222.3 million. Of the total amount of real estate loans outstanding as of December 31, 1996, 19% were secured by residential properties and 81% were secured by commercial properties, as compared with 22% and 78%, respectively, in 1995.

LOAN MATURITIES AND SENSITIVITIES TO CHANGES IN INTEREST RATES


                                                          December 31, 1996
                                                              Maturing
                                     ------------------------------------------------------
                                                   After One
                                      Within       But Within        After
(IN THOUSANDS)                       One Year      Five Years      Five Years      Total
-------------------------------------------------------------------------------------------
Commercial                           $22,616       $ 18,735        $  8,338        $ 49,689
Real estate
 Construction                          9,532          6,821           3,989          20,342
 Mortgage                             49,608        133,170         125,269         308,047
Installment                            1,719          3,650                           5,369
Other                                  2,102          3,196                           5,298
                                     ------------------------------------------------------
Total                                $85,577       $165,572        $137,596        $388,745
                                     ======================================================
Loans maturing after one year with:
 Fixed interest rates                              $ 29,081        $ 27,430
 Variable interest rates                            136,491         110,166
                                     ------------------------------------------------------
Total                                              $165,572        $137,596
                                     ======================================================

ALLOWANCE FOR LOAN LOSSES

     The allowance for possible loan losses is established through provisions charged to the statement of income. Assessing the adequacy of the allowance for possible loan losses involves substantial uncertainties and is based upon management's evaluation of the amounts required to meet estimated charge-offs in the loan portfolio after weighing various factors.

     1st United's determination of the adequacy of the allowance for loan losses is based on an evaluation of the risk characteristics of its loan portfolio, historical loan loss experience, the quality of specific loans, past due loans, the level of nonaccruing loans, the value of underlying collateral, current economic conditions, volume, growth of the loan portfolio and other relevant factors.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

ALLOWANCE FOR LOAN LOSSES-SUMMARY OF LOAN LOSSES


                                                                           Year Ended December 31,
                                                           ------------------------------------------------------
(IN THOUSANDS)                                              1996        1995        1994        1993       1992
-----------------------------------------------------------------------------------------------------------------
Balance at beginning of period                            $ 6,839     $ 6,752      $1,549      $1,928      $  871
Charge-offs:
Commercial                                                   (701)       (120)       (511)       (664)       (336)
 Real Estate                                                 (690)       (619)       (351)       (205)       (105)
Installment                                                   (43)       (262)       (116)        (16)        (37)
                                                          -------------------------------------------------------
Total Charge-offs                                          (1,434)     (1,001)       (978)       (885)       (478)
Recoveries:
 Commercial                                                   131         430         129          88          45
 Real Estate                                                  247          21          15           3          48
Installment                                                    30          97          27           0           0
                                                          -------------------------------------------------------
Total recoveries                                              408         548         171          91          93
                                                          -------------------------------------------------------
Net charge-offs                                            (1,026)       (453)       (807)       (794)       (385)
Provision for loan losses                                     170         207         356         415         391
Allowance of purchased banks at date acquired               2,568         333       5,654           0       1,051
                                                          -------------------------------------------------------
Balance at end of period                                  $ 8,551     $ 6,839      $6,752      $1,549      $1,928
                                                          =======================================================
Ratio of net charge-offs during period to average loans,
 net of unearned interest, outstanding during the period      .29%        .18%        .45%        .75%        .41%
                                                          =======================================================

     The allowance of purchased banks of $2.6 million in 1996 represents the allowance for loan losses transferred from American. The allowance of purchased banks of $333 thousand in 1995 represents the allowance for loan losses transferred from JTNB. The allowance of purchased banks in 1994 of $5.7 million represents the allowance for loan losses transferred from Suburban ($5.3 million) and New River ($400 thousand). During 1992, 1st United added $1.051 million from purchased banks, which was acquired in the Mizner Bank merger. During 1996, 1995, 1994, 1993 and 1992, 1st United charged $170 thousand, $207 thousand, $356 thousand, $415 thousand and $391 thousand, respectively, against operations for the provision for loan losses.

     The allowance for loan losses at December 31, 1996 was approximately $8.6 million or 2.2% of gross loans outstanding as compared with $6.8 million or 2.5% as of December 31, 1995 and $6.8 million or 3.1% as of December 31, 1994. The ratio of the allowance for loan losses to non-performing loans was 71%, 201%, and 236% at December 31, 1996, 1995 and 1994, respectively. The decrease in allowance for loan losses to non performing loans was related to non performing assets at December 31, 1996 acquired from American and Suburban (combined approximately $6.5 million), which when acquired had been written down to the fair value of the underlying collateral and no additional losses are anticipated.

     Net charge-offs for 1996 were $1.03 million, which represents a .29% ratio of net charge-offs to average outstanding loans for 1996. Charge-offs during 1996 included approximately $800 thousand in former Suburban loans, which had specific allocations of the allowance on the acquisition date and at December 31, 1995. This compares to net charge- offs for 1995 of $453 thousand representing a .18% ratio of net charge-offs to average outstanding loans for the period.

     Net charge-offs for 1994 were $807 thousand which represents a .45% ratio of net charge-offs to average outstanding loans for the period. Of these charge-offs, $325 thousand or 40% was related to loans acquired through the Suburban Acquisition. These loans had specifically allocated reserves at the acquisition date. Net charge-offs for 1993 were $794 thousand or .75% of average outstanding loans. Of these charge-offs, $410 thousand or 52% related to loans acquired through the Mizner Bank merger. These loans had specifically allocated reserves at December 31, 1992 and their related loan loss reserves were acquired on the merger date along with the loans. Net charge-offs of $385 thousand were incurred during 1992, representing a .41% ratio of net charge-offs to average outstanding loans for the period.

     Loans are charged-off against the allowance for loan losses when management believes the collectability of the principal is unlikely. Management believes that loans have historically been charged-off on a timely basis.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES


                           DECEMBER 31,
                                1996
                       -----------------------
                                       % OF
                                       LOANS
                                     IN EACH
                                     CATEGORY
                                     TO TOTAL
                       AMOUNT         LOANS
                       -----------------------
Domestic:
Commercial             $2,618           13%
Real estate:

 Construction              67            5
 Mortgage               3,801           79
Installment               135            2
Other                     135            1
                       -------------------
Total allocated to
 specific categories    6,756          100%
                                       ===
Unallocated Reserves    1,795
                       -------------------
Total                  $8,551
                       ===================

                           December 31,          December 31,          December 31,      December 31,
                               1995                  1994                  1993            1992
                       ------------------------------------------------------------------------------------
                                    % of                  % of                  % of                 % of
                                   Loans                 Loans                 Loans                 Loans
                                  in Each               in Each               in Each               in Each
                                  Category              Category              Category             Category
                                  to Total              to Total              to Total             to Total
                        Amount     Loans      Amount     Loans      Amount     Loans      Amount     Loans
                       ------------------------------------------------------------------------------------
Domestic:
Commercial             $2,066          15%   $2,139          20%   $  750          28%   $  521         32%
Real estate:
 Construction              59           4        52           0        32           4        81          4
 Mortgage               3,152          79     3,207          77       528          64       880         57
Installment               128           2       121           2        24           3       130          6
Other                      99           0       104           1        14           1        16          1
                       -----------------------------------------------------------------------------------
Total allocated to
 specific categories    5,504         100%    5,623         100%    1,348         100%    1,628        100%
                                      ===                   ===                   ===                  ===
Unallocated Reserves    1,335                 1,129                   201                   300
                       ------------------------------------------------------------------------
Total                  $6,839                $6,752                $1,549                $1,928
                       ========================================================================

     Management's allocation of the allowance to specific categories is based on an evaluation of historical loan loss experience, current economic conditions, and specific loan problems as identified by management and an independent loan consultant. Additional unallocated reserves were provided, based on the above factors, as well as volume and growth of the loan portfolio and peer group ratios of loan loss reserves to total loans, for unidentified losses included in the loan portfolio which will be allocated as circumstances warrant. Management believes that the charge-offs on its loan portfolio for 1997 will be between $700 thousand and $1.2 million based on current estimates involving all of the above evaluative factors. Ultimate loan losses may vary significantly from current estimates. Because the allowance for possible loan losses is based on various estimates and includes a high degree of judgment, subsequent changes in general economic conditions and the economic prospects of borrowers may require changes in those estimates.

NON-PERFORMING ASSETS

     Non-performing loans consist of loans which are 90 days past due for which 1st United continues to accrue interest and loans which have been placed on a nonaccrual status. The accrual of interest on loans is generally discontinued when a loan becomes 90 days past due as to principal or interest payments. In certain instances, management may elect to continue the accrual of interest when the loan is in the process of collection and the estimated net realizable value of the collateral is sufficient to cover the principal balance, accrued interest, and collection costs.

NON-PERFORMING ASSETS


                                                                     December 31,
                                               -------------------------------------------------------
(IN THOUSANDS)                                  1996         1995        1994        1993       1992
------------------------------------------------------------------------------------------------------
Loans 90 days or more past due and still
 accruing interest                             $   347      $  951      $  766      $  146      $   90
Nonaccrual loans                                11,762       2,459       2,096         996       1,806
                                               -------------------------------------------------------
Total                                          $12,109      $3,410      $2,862      $1,142      $1,896
                                               =======================================================
Ratio of non-performing loans to total loans
 outstanding                                      3.11%       1.27%       1.30%       1.04%       1.76%
                                               =======================================================
Restructured loans                             $   900      $  313      $  629      $    0      $    0
                                               =======================================================
Other real estate owned                        $ 3,196      $1,552      $3,078      $1,232      $2,444
                                               =======================================================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

     At December 31, 1996, 1st United had nonaccrual loans of $11.8 million or 3.03% of total loans, as compared to $2.459 million or .92% of total loans, at December 31, 1995. Of the nonaccrual loans at December 31, 1996, $6.5 million were acquired as part of the American and Suburban acquisitions.

     At December 31, 1995, 1st United had nonaccrual loans of $2.459 million or .92% of total loans as compared to $2.096 million million or .95% of total loans as December 31, 1994.

     During 1996, 1995, 1994, 1993 and 1992, 1st United recorded $691 thousand, $132 thousand, $63 thousand, $14 thousand, and $12 thousand, respectively, in interest income on nonaccrual loans. The additional income that would have been recorded during 1996, 1995, 1994, 1993 and 1992 had these loans been performing, was $467 thousand, $173 thousand, $75 thousand, $32 thousand and $37 thousand, respectively.

     Loans past due 90 days or more and still accruing interest totalled $347 thousand at December 31, 1996 and included two loans. Each of these loans are in the process of collection and the underlying collateral supports the continued accrual of interest. Loans past due 90 days or more and still accruing interest totalled $951 thousand, $766 thousand, $146 thousand and $90 thousand at December 31, 1995, 1994, 1993 and 1992, respectively.

     Restructured loans consist of loans where either the original terms have been modified to provide for a reduction of the stated interest rate for the remaining original life of the loans, an extension of the maturity dates at a stated interest rate lower than the current market rate for new loans with similar risk, or a reduction in the face or maturity amount of the loans or accrued interest as stated in the related agreements. 1st United had $900 thousand, $313 thousand and $629 thousand in restructured loans at December 31, 1996, 1995 and 1994, respectively. There were no restructured loans at December 31, 1993 and 1992.

     At December 31, 1996 and 1995, the recorded investment in loans that are considered to be impaired under FAS 114 was $12.6 million ($11.8 million were on a nonaccrual basis) and $3.3 million ($2.5 million were on a nonaccrual basis), respectively. Included in the impaired loans of $12.6 million at December 31, 1996 are $11.2 million in loans with a related allowance for loan losses of $1.9 million, and $1.4 million that as a result of writedowns do not have an allowance for loan losses. Included in the 1995 amount of $3.3 million is $1.57 million in loans with a related allowance for loan losses of $578,000 and $1.73 million of impaired loans that as a result of write-downs do not have an allowance for loan losses. The average recorded investment in impaired loans during the years ended December 31, 1996 and 1995 was approximately $16.1 million and $3.85 million, respectively. For the years ended December 31, 1996, 1995 and 1994, the Company recognized interest income on impaired loans of $761,000, $194,000 and $268,000, respectively.

     Management has developed an internal system for evaluating and grading loans on a quarterly basis. At December 31, 1996, $22.6 million in loans were included on 1st United's internal watch list of which $10.5 million are performing loans. In addition, the loans considered impaired under FAS 114 of $12.6 million are included in the watch list. Watch list loans totalled approximately $12.9 million and $18.6 million at December 31, 1995 and 1994, respectively. A substantial portion of the $9.7 million increase in the watch list loans in 1996 was due to the American acquisition. The $5.7 million (31%) decrease in watch list loans in 1995 was primarily due to loan payoffs; or conversion to other real estate. Watch list assets are those loans that have been graded substandard or worse by management, regulators or the independent loan review consultant, due to potential weaknesses in the borrower's ability to repay the loan, weaknesses in collateral, the borrower's financial condition or other factors. Loans included on the watch list are reviewed and evaluated bi-weekly by senior management.

     During the second quarter of 1996, the Federal Reserve Bank completed an examination of 1st United. 1st United's level and classification of identified potential problem loans was not materially revised as a result of this regulatory examination process.

     Governmental examination procedures require individual judgments about a borrower's ability to repay loans, sufficiency of collateral values and the effects of changing economic circumstances. The procedures are similar to those employed by 1st United in determining the adequacy of the allowance for loan losses and in classifying loans.

     Management and the board of directors of the Company and 1st United evaluate existing practices and procedures on an ongoing basis. In addition, regulators often make recommendations during the course of their examinations that relate to the operations of the Company and 1st United. As a matter of practice, management and the boards of directors of the Company and 1st United promptly consider and implement such recommendations.

     Other real estate owned consists of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

     At December 31, 1996, other real estate totalled $3.2 million of which $3.1 million was a result of the American acquisition. The $3.2 million of other real estate includes two commercial real estate properties with a carrying value of approximately $2.1 million. The remaining balance is comprised of residential properties. During 1996 approximately $9.1 million in other real estate was sold resulting in a net gain of $305 thousand.

     At December 31, 1995, other real estate owned, totalling approximately $1.6 million, consisted of four properties. At December 31, 1994, other real estate consisted of fifteen properties totaling $3.1 million.

     During 1995, 1st United took title to six other real estate properties, one of which was acquired in the JTNB acquisition and five which resulted from former Suburban Bank loans. Five of these properties were subsequently disposed of during 1995 and twelve of the fifteen properties 1st United owned at December 31, 1994 were sold during 1995. The disposal of these seventeen other real estate properties resulted in a net gain of approximately $249 thousand during 1995.

     All of 1st United's other real estate properties are carried at the lower of cost or fair value less disposal costs. Holding costs incidental to these assets (including those acquired from American) include real estate taxes, insurance, maintenance expenses and related costs are estimated to be $600,000 for 1997. These costs will be charged to expense as incurred.

INVESTMENT SECURITIES

     1st United holds investments with varying maturities to maintain liquidity, generate interest and dividend income and manage its net interest margin. 1st United purchases investment securities with funds not needed to meet current loan and customer deposit demand. 1st United generally purchases U.S. Treasuries and U.S. Government Agencies with weighted average maturities varying from two to five years. 1st United does not have a trading account and does not regularly sell securities prior to maturity.

     In May of 1993 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," ("FAS 115") effective for fiscal years beginning after December 15, 1993. Under FAS 115, debt securities that 1st United has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that 1st United does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as available-for-sale or trading and carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale are carried as a separate component of shareholders' equity, net of related income tax effects. 1st United has no trading securities.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

     The following summarizes the cost and estimated fair value of securities available-for-sale and held to maturity at December 31, 1996:

                               Available-for-Sale
                               December 31, 1996

                                                                                                     Estimated
(IN THOUSANDS)                                                                   Cost                Fair Value
---------------------------------------------------------------------------------------------------------------
U.S. Treasury securities and obligations of U.S. government agencies           $12,826               $12,768
Obligations of state and political subdivisions                                    328                   355
Mortgage-backed securities                                                       5,445                 5,341
Foreign government securities                                                       25                    25
                                                                               -----------------------------
                                                                                18,624                18,489
Equity securities                                                                3,149                 3,161
                                                                               -----------------------------
                                                                               $21,773               $21,650
                                                                               =============================

                                Held to Maturity
                               December 31, 1996

                                                                                                     Estimated
(IN THOUSANDS)                                                                   Cost                Fair Value
---------------------------------------------------------------------------------------------------------------
U.S. Treasury securities and obligations of U.S. government agencies           $16,067               $15,948
Obligations of state and political subdivisions                                    708                   717
Mortgage-backed securities                                                      20,924                20,793
Foreign government securities                                                      625                   609
                                                                               -----------------------------
                                                                               $38,324               $38,067
                                                                               =============================

     The following summarizes the cost and estimated fair value of securities available-for-sale and held to maturity at December 31, 1995:

                               Available-for-Sale
                               December 31, 1995

                                                                                                     Estimated
(IN THOUSANDS)                                                                   Cost                Fair Value
---------------------------------------------------------------------------------------------------------------
U.S. Treasury securities and obligations of U.S. government agencies           $ 6,905               $ 6,971
Obligations of state and political subdivisions                                  1,050                 1,054
Mortgage-backed securities                                                       8,457                 8,422
Foreign government securities                                                       25                    25
                                                                               -----------------------------
                                                                                16,437                16,472
Equity securities                                                                1,742                 1,750
                                                                               -----------------------------
                                                                               $18,179               $18,222
                                                                               =============================

                                Held to Maturity
                               December 31, 1995

                                                                                                     Estimated
(IN THOUSANDS)                                                                   Cost                Fair Value
---------------------------------------------------------------------------------------------------------------
U.S. Treasury securities and obligations of U.S. government agencies           $16,641               $16,455
Obligations of state and political subdivisions                                  1,118                 1,171
Mortgage-backed securities                                                      15,331                15,516
Foreign government securities                                                      600                   587
Other Securities                                                                   271                   271
                                                                               -----------------------------
                                                                               $33,961               $34,000
                                                                               =============================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

     The following summarizes the cost and estimated fair value of securities available-for-sale and held to maturity at December 31, 1994:

                               Available-for-Sale
                               December 31, 1994

                                                                                                       Total
                                                                                                     Estimated
(IN THOUSANDS)                                                                   Cost                Fair Value
---------------------------------------------------------------------------------------------------------------
U.S. Treasury securities and obligations of U.S. government agencies           $ 5,780               $ 5,719
Mortgage-backed securities                                                       5,794                 5,447
Foreign government securities                                                       25                    25
                                                                               -----------------------------
                                                                                11,599                11,191
Equity Securities                                                                2,314                 2,245
                                                                               -----------------------------
                                                                               $13,913               $13,436
                                                                               =============================

                                Held-to-Maturity
                               December 31, 1994

                                                                                                       Total
                                                                                                     Estimated
(IN THOUSANDS)                                                                   Cost                Fair Value
---------------------------------------------------------------------------------------------------------------
U.S. Treasury securities and obligations of U.S. government agencies           $25,682               $24,326
Obligations of state and political subdivisions                                  4,574                 4,170
Mortgage-backed securities                                                      22,581                21,614
Foreign government securities                                                      600                   587
Other securities                                                                    90                    90
                                                                               -----------------------------
                                                                               $53,527               $50,787
                                                                               =============================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

INTEREST SENSITIVITY (MATURITY)

                               Available-for-Sale
                               December 31, 1996

                                                      After One But    After Five But
                                    Within One         Within Five        Within Ten         After Ten
                                      Year               Years              Years              Years
                                -------------------------------------------------------------------------
(IN THOUSANDS)                   Amount    Yield    Amount    Yield    Amount    Yield    Amount    Yield    Total
-------------------------------------------------------------------------------------------------------------------
U.S. Treasury Securities
 and obligations of U.S.
 government agencies            $8,524    5.40%    $2,267    6.26%    $1,977    7.14%    $    -       -%    $12,768
Obligations of states
 and political subdivisions                                                                 355    5.82%        355
Mortgage-backed securities           -       -        449    6.00          -       -      4,892    6.47%      5,341
Foreign government securities        -       -          -       -         25    8.12          -       -          25
Other securities                     -       -          -       -          -       -      3,161    6.33%      3,161
                                -----------------------------------------------------------------------------------
Total investment securities     $8,524    5.40%    $2,716    6.22%    $2,002    7.15%    $8,408    6.39%    $21,650
                                ===================================================================================

                                Held To Maturity
                               December 31, 1996

                                                    After One But       After Five But
                                  Within One         Within Five         Within Ten         After Ten
                                     Year               Years               Years              Years
                                --------------------------------------------------------------------------
(IN THOUSANDS)                   Amount    Yield    Amount     Yield    Amount    Yield    Amount    Yield    Total
--------------------------------------------------------------------------------------------------------------------
U.S. Treasury Securities
 and obligations of U.S.
 government agencies            $2,256    6.14%    $13,111     5.49%   $  700    6.95%    $     -      -%    $16,067
Obligations of states
 and political subdivisions*       397    7.66         311      7.39        -       -                            708
Mortgage-backed securities         360    5.24       2,995      5.94    2,029    7.33      15,540   6.77      20,924
Foreign government securities        -       -         225      7.45      400    7.87           -      -         625
                                ------------------------------------------------------------------------------------
Total investment securities     $3,013    6.23%    $16,642     5.63%   $3,129    7.32%    $15,540   6.77%    $38,324
                                ====================================================================================

* TAX EQUIVALENT YIELD, ASSUMING A 34% TAX RATE

     The total carrying value of securities classified as available for sale and held to maturity at December 31, 1996 was $60.0 million, an increase of $7.8 million over the total carrying value of investments at December 31, 1995. The net increase was a result of $47.8 million in investments acquired from American and approximately $10.5 million in purchases. Offsetting these increases, Bancorp had investment maturities and normal principal paydowns of $29.2 million and investment sales of approxiamtely $19.2 million.

     The total carrying value of securities available-for-sale and held to maturity at December 31, 1995 totaled $52.2 million, a decrease of $14.8 million from 1994. The decrease is primarily the result of maturity of investment securities including normal principal paydowns on mortgage-backed securities. During 1995 approximately $16 million of investment securities were acquired in the JTNB acquisition of which approximately $12 million was sold and approximately $4 million was retained. Proceeds of the securities sales and maturities were used to fund loan demand and anticipated deposit runoff.

     At December 31, 1996, 1st United's total securities had a market value of $59.7 million which was $257 thousand less than their carrying value.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

DEPOSITS

     The following table sets forth average deposit balances for the years ended December 31, 1996, 1995 and 1994.

                                                                       Year Ended December 31,
                                      ---------------------------------------------------------------------------------------
                                                1996                           1995                          1994
                                      ---------------------------------------------------------------------------------------
                                      AVERAGE      % OF TOTAL          Average       % of Total      Average       % of Total
(IN THOUSANDS)                        DEPOSITS       BALANCE           Deposits       Balance        Deposits       Balance
-----------------------------------------------------------------------------------------------------------------------------
Non-interest bearing demand deposits    $133,421         28.3%          $ 76,161       24.8%          $ 53,145       21.9%
NOW and money market deposits            178,732         37.9            128,916       42.0            112,088       46.3
Savings deposits                          49,589         10.5             28,176        9.2             14,138        5.8
Time deposits                            110,332         23.3             73,567       24.0             62,795       26.0
                                        ---------------------------------------------------------------------------------
 Total                                  $472,074        100.0%          $306,820      100.0%          $242,166      100.0%
                                        =================================================================================

     At December 31, 1996, Bancorp had total deposits of $505 million, an increase of $174.9 million (53%) over 1995. The acquisition of American resulted in the addition of $152.3 million in deposits at January 5, 1996. In addition, at December 31, 1996 deposits included a deposit of approximately $17 million, which was received on October, 1996 and is anticipated to be paid out in February, 1997.

     At December 31, 1995, Bancorp had total deposits of $330.2 million, an increase of $30.9 million (10%) over 1994. The acquisition of JTNB provided approximately $53 million in deposits. The former Suburban Bank offices experienced a net reduction in deposits of $15.4 million during 1995 and the Jupiter Tequesta office experienced a $6.8 million reduction in deposits since the acquisition date. These deposits were generally high rate deposits and/or had terms inconsistent with 1st United's asset/liability structure. The withdrawals were anticipated and consistent with Bancorp's business plan for the acquisitions of Suburban Bank and JTNB.

     The average deposit mix for 1996 did not change significantly from 1995. The average deposit mix for 1995 changed slightly from 1994. The most notable change was an increase in savings deposits from 5.8% to 9.2% of the deposit base. This increase is due to the JTNB acquisition. JTNB had approximately $23.3 million in savings deposits, a substantially higher proportion than 1st United. Time deposits, NOW and money market accounts represented a smaller portion of the deposit base in 1995 and non-interest bearing demand deposits were a greater portion of the total deposits.

     The following table sets forth the maturity of certificates of deposit of $100,000 or more at December 31, 1996:


(IN THOUSANDS)                  1996                % of Total
--------------------------------------------------------------
Maturity Group:
 3 months or less             $ 4,502                      19%
 Over 3 to 6 months             4,691                      20
 Over 6 to 12 months           12,503                      53
 Beyond 1 year                  1,711                       8
                              -------------------------------
  Total                       $23,407                     100%
                              ===============================

INTEREST RATE SENSITIVITY

     A substantial portion of 1st United Bancorp's assets and liabilities are "interest rate sensitive." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.

     Interest rate sensitivity management focuses on minimizing the effects of interest rate changes on net interest income. The principal objective of 1st United's asset and liability management is to minimize the vulnerability of its operations to changes in interest rates and manage the ratio of interest rate sensitive assets to interest rate sensitive liabilities within specified maturities or repricing dates. Interest rate sensitivity is measured by gaps, defined as the difference between interest earning assets and interest-bearing liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. A gap ratio greater than one, or asset interest rate sensitivity, generally indicates that net interest income will improve if interest rates rise. A gap ratio of less than one, or liability interest rate sensitive, generally indicates that net interest income will decrease if interest rates rise.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

     While gap analysis is a valuable tool in assessing the potential impact of interest rate changes on net interest income, other factors, such as changes in balance sheet composition and the interest rate spread relationship between interest earning assets and interest bearing liabilities, also have an important impact in determining net interest income.

     As of December 31, 1996, 1st United had a twelve month cumulative gap ratio of 1.13. 1st United's Asset Liability Committee (the "Committee"), which manages and monitors its interest rate sensitivity, has prescribed a range of .80 to
1.20 percent for the cumulative one year gap ratio. Exceptions to this range are approved by the Committee. It is the objective of 1st United to manage the mix and maturities of interest earning assets and interest bearing liabilities to optimize the interest income during changing economic cycles.

ANALYSIS OF INTEREST RATE SENSITIVITY

                                                                   December 31, 1996
                                      ----------------------------------------------------------------------------
                                      Immediately
                                       Adjustable    2 Days       3 Months      6 Months
                                         or 1 Day    Through       Through       Through       Over
(IN THOUSANDS)                          Maturity    3 Months      6 Months      1 Year       1 Year       Total
------------------------------------------------------------------------------------------------------------------
Earning Assets:
 Investment securities                 $  8,448     $  9,699      $ 3,964       $ 7,331      $ 30,532     $ 59,974
 Interest bearing deposits and
 federal funds sold                      56,075            0            0             0             0       56,075
 Loans                                  130,155      109,489       35,449        36,611        76,258      387,962
                                       ---------------------------------------------------------------------------
 Total Earning Assets                  $194,678     $119,188      $39,413       $43,942      $106,790     $504,011
                                       ===========================================================================
Interest Bearing Liabilities:

 NOW and Money Market Accounts         $199,O44     $      0      $     0       $     0      $      0     $199,044
 Savings Accounts                        49,779            0            0             0             0       49,779
 Time Deposits                            1,030       31,047       27,919        43,065        11,146      114,207
                                       ---------------------------------------------------------------------------
 Total Interest Bearing Liabilities    $249,853     $ 31,047      $27,919       $43,065      $ 11,146     $363,030
                                       ===========================================================================
Interest Rate Sensitivity Gap          $(55,175)    $ 88,141      $11,494       $   877      $ 95,644     $140,981
                                       ===========================================================================
Cumulative Interest Rate
 Sensitivity Gap                       $(55,075)     $32,966      $44,460       $45,337      $140,981
                                       ===========================================================================
Cumulative Interest Rate Sensitivity
 Gap as a Percentage of Total Assets      (9.83)%       5.87%        7.92%         8.08%        24.96%
                                       ===========================================================================
Cumulative Gap Ratio                        .78         1.12         1.14          1.13          1.39
                                       ===========================================================================

LIQUIDITY

     Liquidity is defined as the ability to meet current and future financial obligations of a short term nature. 1st United's liquidity position continues to be strong in 1996 with a regulatory liquidity ratio (net cash, short-term and marketable assets to net deposits and short term liabilities) of 26.3% at December 31, 1996, compared to a liquidity ratio of 20.2% at December 31, 1995.

     The primary source of 1st United's liquidity is federal funds sold-overnight loans to major commercial banks and interest bearing deposits. At December 31, 1996 federal funds sold and interest bearing deposits totaled $56.1 million. Funds not required to meet loan and deposit demand were invested primarily in U.S. Treasury securities and U.S. Government Agency securities and mortgage-backed securities guaranteed by U.S. government agencies. Bancorp considers these investments to be secondary sources of liquidity. Bancorp's securities investment portfolio had a carrying value of $60 million as of December 31, 1996.

     An additional external source of liquidity is an unsecured, $12.0 million Federal Funds line of credit that 1st United has established through two financial institutions. During 1996, 1995 and 1994, 1st United borrowed an average of $476 thousand, $3.5 million and $1.2 million, respectively, on these federal funds lines. These lines were not utilized during 1993. In addition, 1st United has entered into a master repurchase agreement with another financial institution. No funds were borrowed under this agreement in 1996, 1995 or 1994.

     As of December 31, 1996, short term investments (due within one year and available for sale securities) and federal funds sold and interest bearing deposits totaled $67.6 million as compared to potentially volatile liabilities of $40.4 million.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

                             RESULTS OF OPERATIONS

     Net income for 1996 was $7.4 million or $.87 per share, as compared with net income of $5.0 million or $.66 per share for 1995, and net income of $3.0 million or $.50 per share for 1994.

     The following table sets forth certain ratios for the years ended December 31, 1996, 1995 and 1994:

                                       Year Ended December 31,
                                    ---------------------------
                                    1996       1995       1994
                                    ---------------------------
Return on average assets (R.O.A.)    1.41%      1.44%      1.09%
Return on average equity (R.O.E.)   15.63%     14.19%     11.78%
Dividend payout ratio               24.14%     24.24%     14.00%
Average equity to assets ratio       9.02%     10.14%      9.27%

     The net income of $7.4 million for 1996 included a significant one time charge of $1.2 million and one time gain of approximately $529 thousand. The charge of $1.2 million related to merger costs and expenses from the acquisition of Park on November 1, 1996 which was accounted for as a pooling of interests. These expenses were directly related to the acquisition and will not be ongoing and included severance, legal fees, consultant fees and filing fees. The $529 thousand gain on sale of asset was due to the one time gain on the sale of merchant credit card accounts. 1st United sold these accounts to the company that had provided processing service for the previous two years. There is no significant effect on future net revenue due to the sale of these merchant accounts.

     Excluding these two one time items from net income results in additional income after tax of approximately $440 thousand. R.O.E and R.O.A adjusted to exclude these items would be 16.6% and 1.50%, respectively for 1996. The effect on earnings per share (EPS) for these items is approximately $.05 per share for 1996 which would have resulted in an EPS of $.92 per share for 1996 as adjusted, compared to stated EPS of $.87 per share.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

NET INTEREST INCOME

     Bancorp's average balance sheet and summary of net interest income (in thousands) for the years ended December 31, 1996, 1995, and 1994 are as follows:


                                           Year Ended December 31,
                                ------------------------------------------
                                                       1996
                                ------------------------------------------
                                      AVERAGE                       YIELD/
                                      BALANCE        INTEREST        RATE
                                ------------------------------------------
ASSETS
Interest earnings assets:
 Loans (net of unearned
   income)*                           $357,741       $33,799         9.45%
 Taxable investment
   securities                           72,775         4,546         6.25
 Non-taxable investment
   securities**                          1,121            65         5.80
 Federal funds sold and
   repurchase agreements                23,542         1,246         5.29
 Due from banks                         13,706           715         5.22
                                      -----------------------------------
 Total earnings assets                 468,885        40,371         8.61
Non-interest earnings assets:
 Cash & due from banks                  27,896
 Premises & equipment                   15,093
 Other assets                           24,959
 Allowance for loan losses              (9,528)
                                      -----------------------------------
 Total non-interest
   earning assets                       58,420
                                      -----------------------------------
 Total assets                         $527,305
                                      ===================================
LIABILITIES AND
 SHAREHOLDERS' EQUITY
Interest bearing liabilities
 Demand and Money
 Market deposits                      $178,732         3,818         2.14
 Savings deposits                       49,589         1,481         2.99
 Time deposits                         110,332         5,439         4.93
 Long-term debt                            645            71        11.01
 Short-term debt                         1,306            68         5.21
                                      -----------------------------------
 Total interest bearing
   liabilities                         340,604        10,877         3.19
Non-interest bearing
 liabilities:
 Demand deposits                       133,421
 Other liabilities                       5,711
                                      -----------------------------------
 Total non-interest bearing
   liabilities                         139,132
                                      -----------------------------------
 Total liabilities                     479,736
Shareholders' equity                    47,569
                                      -----------------------------------
Total liabilities and
  shareholders' equity                $527,305
                                      ===================================
Net interest income                                 $29,494          5.42%
                                      ===================================
Net yield on average interest
 earning assets                                                      6.29%
                                      ===================================


                                                     1995                                    1994
                                     ---------------------------------------------------------------------------
                                     Average                      Yield/     Average                      Yield/
                                     Balance       Interest       Rate       Balance       Interest       Rate
                                     ---------------------------------------------------------------------------
ASSETS
Interest earnings assets:
 Loans (net of unearned
   income)*                          $251,015      $25,002        9.96%      $177,498      $15,424        8.69%
 Taxable investment
   securities                          60,091        3,595        5.98         61,772        3,547        5.74
 Non-taxable investment
   securities**                         3,805          205        5.39          4,126          227        5.51
 Federal funds sold and
   repurchase agreements                6,356          373        5.87          6,559          284        4.33
 Due from banks                         1,774          126        7.10
                                     -------------------------------------------------------------------------
 Total earnings assets                323,041       29,301        9.07        249,955       19,482        7.79
Non-interest earnings assets:
 Cash & due from banks                 16,062                                  14,112
 Premises & equipment                   6,646                                   4,737
 Other assets                          10,310                                   8,046
 Allowance for loan losses             (7,095)                                 (4,999)
                                     ------------------------------------------------
 Total non-interest
   earning assets                      25,923                                  21,896
                                     ------------------------------------------------
 Total assets                        $348,964                                $271,851
                                     ================================================
LIABILITIES AND
 SHAREHOLDERS' EQUITY
Interest bearing liabilities
 Demand and Money
  Market deposits                    $128,916        3,004        2.33       $112,088        2,144        1.91
 Savings deposits                      28,176          955        3.39         14,138          280        1.98
 Time deposits                         73,567        3,720        5.06         62,795        2,572        4.10
 Long-term debt                           872           80        9.17          1,700          161        9.47
 Short-term debt                        4,274          259        6.06          1,254           53        4.23
                                     -------------------------------------------------------------------------
 Total interest bearing
   liabilities                        235,805        8,018        3.40        191,975        5,210        2.71
Non-interest bearing
 liabilities:
 Demand deposits                       76,161                                  53,145
 Other liabilities                      1,583                                   1,522
                                     ------------------------------------------------
 Total non-interest bearing
   liabilities                         77,744                                  54,667
                                     ------------------------------------------------
 Total liabilities                    313,549                                 246,642
Shareholders' equity                   35,415                                  25,209
                                     ------------------------------------------------
Total liabilities and
  shareholders' equity               $348,964                                $271,851
                                     ================================================
Net interest income                                $21,283        5.67%                    $14,272        5.08%
                                     =========================================================================
Net yield on average interest
 earning assets                                                   6.59%                                   5.71%
                                     =========================================================================

 * INCLUDES NONACCRUAL LOANS WHICH ARE NOT SIGNIFICANT
** TAX EQUIVALENT BASIS BASED ON A 36% EFFECTIVE TAX RATE

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

     The following table presents the effect on net interest income of changes from prior periods in volume, rate and rate/volume for the categories and periods indicated. The effect of a change in volume has been determined by applying the rate in the current period to the change in volume during the current period. The effect of a change in rate was determined by applying the change in the rate from the earlier period to the volume from the earlier period. The rate/volume variance has been allocated to the volume variance. Average daily balances of all categories in each reported period were used in the volume computations. Average daily rates in each reported period were used in rate computations.


                                                1996 VERSUS 1995                      1995 versus 1994
                                              INCREASE (DECREASE)                   Increase (Decrease)
                                                DUE TO CHANGE IN                      Due to Change In
                                        -----------------------------------------------------------------------
(IN THOUSANDS)                          VOLUME        RATE        TOTAL       Volume       Rate       Total
---------------------------------------------------------------------------------------------------------------
Interest Income:
Loans                                   $10,077      (1,280)     $ 8,797      $7,325      $2,253      $9,578
Taxable investment securities               789         162          951        (100)        148          48
Non-taxable investment securities          (156)         16         (140)        (17)         (5)        (22)
Federal funds sold and due from banks     1,533         (71)       1,462         114         101         215
                                        --------------------------------------------------------------------
 Total Interest Income                   12,243      (1,173)      11,070       7,322       2,497       9,819
Interest Expense:
Interest bearing checking and money
 market deposits                          1,059        (245)         814         389         471         860
Savings deposits                            639        (113)         526         476         199         675
Time deposits                             1,815         (96)       1,719         207         941       1,148
Long term debt                              (25)         16           (9)        (76)         (5)        (81)
Short term debt                            (155)        (36)        (191)        183          23         206
                                        --------------------------------------------------------------------
Total Interest Expense                    3,333        (474)       2,859       1,179       1,629       2,808
                                        --------------------------------------------------------------------
 Net Interest Income                    $ 8,910     $  (699)     $ 8,211      $6,143        $868      $7,011
                                        ====================================================================

     Total interest income increased by $11.1 million (38%) to $40.4 million for the year ended December 31, 1996. This increase was primarily due to an overall increase in the earning assets of Bancorp. Average earning assets increased $145.8 million to $469 million for the year ended December 31, 1996. The American Acquisition on January 5, 1996 added approximately $120 million in earning assets. In addition, the average earning assets of JTNB of $52.7 million acquired in April, 1995 affected the comparison to 1995. The overall yield on interest earning assets decreased 46 basis points ( 5%) to 8.61% for the year ended December 31, 1995. As noted in the average balance sheet above, the mix of earning assets shifted from higher yielding loans and investments into the lower yielding federal funds sold and due from banks categories resulting in a lower overall yield on earning assets. The asset mix change was a result of the assets acquired from American.

     Total interest expense increased $2.9 million (36%) over 1995 to $10.9 million for the year ended December 31, 1996. Average interest bearing liabilities increased approximately $104.8 million (44%) due primarily to the American acquisition and the acquisition of JTNB in 1995. The cost of interest bearing liabilities decreased 21 basis points (6%) to 3.19% in 1996.

     Total interest income increased by $9.8 million (50%) to $29.3 million for the year ended December 31, 1995. This increase was primarily due to an overall increase in the earning assets of Bancorp. Average earning assets increased $73.1 million to $323 million for the year ended December 31, 1995. The JTNB Acquisition on April 14, 1995 added approximately $52.7 million in earning assets. In addition, the average earning assets of the Suburban and New River Acquisitions in 1994 affected the comparison to 1995. The overall yield on interest earning assets increased 128 basis points (16%) to 9.07% for the year ended December 31, 1995. As noted in the average balance sheet above, the mix of earning assets shifted from the lower yielding investments and into the higher yielding loan category resulting in a higher overall yield on earning assets. During 1994 and 1995, Wall Street Journal prime rate, on which a substantial portion of 1st United loans are directly or indirectly based, increased from 6.0% to 9.0% before returning to 8.5% at year end. These increases had a positive impact on the yield on interest earning assets.

     Total interest expense increased $2.8 million (54%) over 1994 to $8.0 million for the year ended December 31, 1995. Average interest bearing liabilities increased approximately $43.8 million (23%) due primarily to the JTNB acquisition on April 14, 1995 and the acquisitions of Suburban and New River in 1994. The cost of

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

interest bearing liabilities increased 69 basis points (25%) to 3.40% in 1995. Jupiter Tequesta National Bank had approximately $23 million in higher yielding savings accounts which substantially increased interest expense/rates on savings accounts. Also, the interest expense and rates for 1995 reflect the effects of Suburban Bank and New River Bank for a full year as opposed to partial years in 1994. Also, yields on time deposits have generally increased over 1994.

     The net interest margin of 6.29% in 1996 compares to net interest margin in 1995 and 1994 of 6.59% and 5.71%, respectively. The decrease in 1996 was primarily a result from mix of earning assets in 1996 as compared to 1995 due to the American acquisition.

OTHER INCOME

     Other income for the year ended December 31, 1996 increased $3.935 million (99%) over 1995 to $7.9 million. Service charges on deposit accounts increased $2.133 million (101%) primarily as a result of the $152 million in deposits acquired from American. Gain on sale of loans increased $470 thousand (115%) to $880 thousand for the year ended December 31, 1996 due to $13.2 million loans guaranteed by the Small Business Administration (SBA), which were sold which compares to $6.3 million in 1995. Net gain on sale of assets increased $437 thousand (475%) to $529 thousand due primarily to the gain on sale of merchant credit card accounts. 1st United sold these accounts to the company that had provided processing service for the previous two years. Rental income decreased $139 thousand (78%) to $40 thousand primarily as a result of 1st United selling its West Palm Beach branch and leasing back a portion in early 1996. During 1995, a portion of the building had been leased to unrelated parties resulting in additional rent income. 1st United recorded a loss of approximately $40 thousand in the sale of the building. Miscellaneous income increased $1.0 million (125%) primarily as a result of the increased deposit and customer base acquired from American.

     Other income for the year ended December 31, 1995 increased $1.1 million (38%) over 1994. Service charges on deposit accounts increased $383 thousand (22%), of which approximately $130 thousand is attrituble to Suburban Bank being owned for all of 1995 as opposed to 7 months in 1994, and approximately $100 thousand is attributable to the deposit base acquired in the JTNB purchase. Credit card discount fees increased 44% to $111 thousand due to an expansion in the department related to the acquisitions. Rental income increased 95% to $179 thousand as a result of leasing the Military Trail building (acquired with Suburban Bank) for the full year in 1995, and due to rental income from subletting the former operations center beginning in August, 1995. Miscellaneous income increased 49% to $831 thousand in 1995. The components of Miscellaneous Income with the most significant increases were as follows: sale of mortgage servicing rights increased $87 thousand, miscellaneous income related to the Jupiter Tequesta branch (acquired during 1995) increased $17 thousand, miscellaneous income related to the Suburban Bank branches (only owned 7 months during 1994) increased $209 thousand.

OTHER EXPENSE

     Other expenses increased $8.3 million (48%) to $25.5 million for the year ended December 31, 1996. Changes in specific accounts follow:


                                                  Year Ended
                                                 December 31,         Dollar         Percentage
                                           ----------------------      Income         Increase
                                             1996          1995      (Decrease)      (Decrease)
                                           ----------------------------------------------------
Salaries and employee benefits             $11,590       $ 7,881     $3,709                47%
Occupancy, furniture and equipment           4,783         3,505      1,278                36%
Stationery, printing and supplies              565           398        167                42%
Professional fees                              910           858         52                 6%
FDIC insurance expense                         124           527       (403)              (76%)
Other real estate expense                      612           515         97                19%
Miscellaneous taxes                            225           137         88                64%
Insurance                                      329           231         98                42%
Telephone                                      563           324        239                74%
Postage                                        375           212        163                77%
Goodwill amortization                          620           289        331               114%
Merger expenses                              1,221             0      1,221              1221%
Miscellaneous                                3,556         2,345      1,211                52%
                                           ---------------------------------------------------
                                           $25,473       $17,222     $8,251                48%
                                           ===================================================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

     The decrease in FDIC insurance expense was a result of a substantial reduction in the assessment rate which occurred in 1995 whereby 1st United's assessment was reduced from $.23 per $1,000 in assessable deposits to zero. The assessment paid in 1996 was a result of a one time charge on approximately $20 million in deposits insured by the Savings Association Insurance Fund (SAIF), which were acquired from New River. The $1.221 million merger expenses for 1996 were one time expenses incurred as a result of acquiring Park on November 1, 1996. Included in this amount are legal fees, consultant fees, one time severance charges and filing fees. The remaining increases in expenses were due to the American acquisition whereby 16 new branches and related assets and liabilities were acquired on January 5, 1996.

     Other expenses increased 39% to $17.2 million during 1995. The components of other expense changed as follows; salaries and benefits up $2.3 million (41%), occupancy up $849 thousand (32%), stationery and supplies up $118 thousand (42%), professional fees up $464 thousand (118%), FDIC insurance increased $51 thousand (11%), other real estate expense increased $182 thousand (55%), miscellaneous taxes increased $41 thousand (43%), telephone increased $90 thousand (38%), postage increased $52 thousand (33%), goodwill amortization increased $162 thousand (128%), miscellaneous expense increased $571 thousand (32%). The changes in the other expense categories result primarily from owning the former Suburban Bank for all of 1995 versus seven months in 1994 and from the addition of the Jupiter Tequesta operation, acquired in April, 1995. The acquisition of JTNB added one banking center and approximately 14 employees to 1st United. In addition, on June 16, 1995 the 1st United Glades Plaza branch was closed. 1st United determined that this was a redundant branch in its market and that the branch customers could be served by the nearby South Military Trail branch, which is less than one mile away. Approximately $118 thousand was expended for lease termination costs and fixed asset writeoffs as a result of the branch closing. The FDIC insurance expense did not rise proportionately with the deposit base because of a substantial reduction in the assessment rate during 1995 when the FDIC determined the Bank Insurance Fund to be fully capitalized. The rate dropped from twenty three cents per $1000 of assessable deposits to $.04 cents and subsequently to zero for FDIC insured deposits. During the third quarter of 1995, 1st United received a refund of approximately $80 thousand dollars from the FDIC as a result of this rate reduction retroactive to June 1, 1995. 1st United continues to pay an assessment to the FDIC at twenty three cents per thousand dollars of deposits for deposits acquired in 1994 in the New River Bank purchase. These deposits are insured by the Savings Association Insurance Fund (SAIF) which is not recapitalized.

     At December 31, 1995, approximately $20 million are classified as OAKAR deposits and were assessed at twenty three cents per thousand dollars. Miscellaneous other expense included an increase of $382 thousand in other real estate expenses. These expenses related to maintenance costs of other real estate properties.

INCOME TAXES

     The total provision for income taxes of $4.3 million, $2.8 million and $1.5 million for the years ended December 31, 1996, 1995 and 1994, respectively, was computed using the statutory federal and state income tax rates.

     Effective January 1, 1993, Bancorp adopted FASB Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). Under Statement 109, the liability method is used in accounting for income taxes. Under this method deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance must be established for deferred tax assets if it is "more likely than not" that all or a portion will not be realized. Prior to the adoption of FAS 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated.

     Management has determined that it is "more likely than not" that Bancorp will ultimately realize the full benefit of its deferred tax assets related to future deductible items and qualified loss carry forwards. Accordingly, a valuation allowance is not required for the approximately $2.8 million of deferred tax assets recorded as of December 31, 1996, which is included in other assets.

     Tax benefits of the deferred assets can be realized through the generation of future taxable income. The amount of future income required, based on currently enacted tax rates applied to the deferred tax asset, is approximately $7.8 million over the next 13 years. The following is a summary of positive evidence leading to management's conclusion that a valuation allowance is not necessary for net deferred tax assets:

/bullet/ Except for its initial full year of operating (1988) Bancorp has earned taxable income each year. Cumulative income before taxes for the last
         5 years ending December 31, 1996 has been approximately $26 million for book.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

/bullet/ The American Acquisition in January, 1996 added approximately $164 million and $152 million in assets and deposits, respectively, and has increased the earning potential of Bancorp as evidenced by results of operations since the American Acquisition.

/bullet/ Market position for Bancorp has improved as a result of the American
         Acquisition. Bancorp is the largest locally owned commercial bank headquartered in Palm Beach County, Florida.

QUARTERLY RESULTS OF OPERATIONS

     The following is a summary of the quarterly results of operations for the years ended December 31, 1996 and 1995.

                                                                    Three Months Ended
                                                ------------------------------------------------------------
(THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)   March 31      June 30      September 30      December 31
------------------------------------------------------------------------------------------------------------
1996
Interest income                                 $10,052       $9,745       $10,026           $10,548
Interest expense                                  2,818        2,642         2,563             2,854
Net interest income                               7,234        7,103         7,463             7,694
Provision for loan losses                            80           30            10                50
Investment securities gains (losses)                  0            0             0               (65)
Income before income taxes                        2,809        3,266         3,112             2,574
Applicable income taxes                           1,064        1,184         1,117               961
Net income                                        1,745        2,082         1,995             1,613
Per common share:
 Primary                                            .21          .24           .23               .19
1995
Interest income                                 $ 6,359       $7,519       $ 7,753           $ 7,659
Interest expense                                  1,685        2,115         2,185             2,033
Net interest income                               4,674        5,404         5,568             5,626
Provision for loan losses                            40           53            54                60
Investment securities gains (losses)                  0            0             0               (13)
Income before income taxes                        1,532        1,899         2,107             2,280
Applicable income taxes                             537          683           756               817
Net income                                          995        1,216         1,351             1,463
Per common share:
 Primary                                            .14          .16           .17               .19

     Earning for the quarter ended June 30, 1996 increased to $2.1 million or $.24 per share due to the gain on sale of assets recorded during the quarter resulting in approximately $260 thousand in after tax earnings or $.03 per share for the quarter. The quarter ended December 31, 1996 earnings decreased to $1.6 million or $.19 per share due to two non recurring items recorded during the quarter. Merger expenses related to Park resulted in a one time after tax charge of approximately $730 thousand and gain on sale of real estate resulted in net after tax earnings of $192 thousand. Combined these items reduced after tax earnings for the quarter ended December 31, 1996 by $538 thousand or $.06 per share.

CERTAIN ACCOUNTING STANDARDS

     In March, 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

     Bancorp does not have any financial instruments which would be affected by Financial Accounting Standard Board Statement No. 119 ("FAS 119"). FAS 119 requires new qualitative disclosures regarding derivative financial instruments (e.g. futures, forwards, swaps and options).

     Bancorp does not have any plans which would be affected by Financial Accounting Standards Board Statement No. 106, "Employers Accounting for Post Retirement Benefits Other Than Pensions" which required accrual for post-employment benefits during either the employees' service periods or at the time a liability is incurred.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

                            MARKET PRICE & DIVIDENDS

     Bancorp Common Stock is traded on the NASDAQ Market under the symbol FUBC.

     The table sets forth the high and low bid prices for Bancorp's common stock for the year ended December 31, 1996 and 1995:

                                                             Bid Price
                                                     ---------------------------
                                                          High          Low
                                                       ----------    ---------
1996
Fourth Quarter                                           $13 3/8      $10 3/8
Third Quarter                                             10 3/4        9 3/4
Second Quarter                                            10 1/2            9
First Quarter                                              9 5/8        7 3/4

1995
Fourth Quarter                                           $ 8 3/4      $ 7 7/8
Third Quarter                                              9            7 5/8
Second Quarter                                             8 1/4        7
First Quarter                                              7 1/4        5 3/4

     As of December 31, 1996 the approximate number of record holders of the Common Stock was 1,039.

     On October 28, 1996, the Board of Director declared a $.10 dividend for the shareholders. On each of April 24, 1996 and July 24, 1996, the Board of Directors declared a $.04 per share dividend for the shareholders. On each of April 25, 1995, July 25, 1995, October 24, 1995 and January 23, 1996, the Board of Directors declared a $.03 per share dividend for the shareholders.

     On January 24, 1995, the Board of Directors declared a $.08 per share cash dividend for shareholders of record on February 3, 1995. On February 22, 1994 and February 23, 1993, the Board of Directors declared a $.07 per share cash dividend for shareholders. The Board will annually determine whether future dividends, if any, will be declared. See note 12 to the audited financial statements for a discussion of state regulatory restrictions on the declarations and payment of dividends.

                           FORWARD-LOOKING STATEMENTS

     This Annual Report contains forward-looking statements that involve risks and uncertainties, and there are certain important factors that could cause actual results to differ materially from those anticipated. These important factors include, but are not limited to, economic conditions (both generally and more specifically in the markets in which Bancorp and 1st United operate), competition for Bancorp's and 1st United's customers from other providers of financial services, government legislation and regulation (which changes from time to time and over which Bancorp and 1st United have no control), changes in interest rates, the impact of Bancorp's rapid growth, and other risks detailed in the Annual Report on Form 10-K and in Bancorp's other filings with the Securities and Exchange Commission, all of which are difficult to predict and many of which are beyond the control of Bancorp.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Shareholders' Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Shareholders
1st United Bancorp and Subsidiaries

We have audited the accompanying consolidated balance sheets of 1st United Bancorp and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Park Bankshares, Inc., which was acquired by 1st United Bancorp in 1996 and accounted for under the pooling of interests method (see Note 2), which statements reflect total assets of $65.7 million as of December 31, 1995, and total revenues of $4.4 million and $3.3 million for the years ended December 31, 1995, and 1994, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Park Bankshares, Inc. is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of 1st United Bancorp and Subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

West Palm Beach, Florida
January 9, 1997

                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                                                                                   December 31,
                                                                                             -----------------------
                                                                                                 1996         1995
                                                                                             -----------------------
ASSETS
Cash and due from banks                                                                        $ 30,247     $ 21,211
Interest bearing deposits                                                                        41,600            0
Federal funds sold                                                                               14,475       16,825
                                                                                               ---------------------
  Cash and cash equivalents                                                                      86,322       38,036
Investment securities available-for-sale                                                         21,650       18,222
Investment securities held to maturity (market value of $38,067 and $34,000 in 1996
  and 1995, respectively)                                                                        38,324       33,961
Loans, net of allowance for loan losses of $8,551 and $6,839 in 1996 and 1995,
  respectively                                                                                  379,411      260,819
Bank premises and equipment, net                                                                 14,974        7,305
Accrued interest receivable                                                                       2,560        2,074
Other real estate owned                                                                           3,196        1,552
Goodwill, net                                                                                     7,016        4,029
Other assets                                                                                      7,835        6,435
                                                                                               ---------------------
                                                                                               $561,288     $372,433
                                                                                               =====================
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
 Deposits:
  Demand deposits, non-interest bearing                                                        $141,990     $ 91,880
  NOW and money market accounts                                                                 199,044      128,399
  Savings deposits                                                                               49,779       35,180
  Time deposits of $100,000 or more                                                              23,407       19,268
  Time deposits less than $100,000                                                               90,800       55,443
                                                                                               ---------------------
    Total deposits                                                                              505,020      330,170
 Long term debt                                                                                       0           39
 Securities sold under agreement to repurchase                                                        0          700
 Accrued interest and other liabilities                                                           5,236        3,187
                                                                                               ---------------------
    Total liabilities                                                                           510,256      334,096
Shareholders' equity:
 Common Stock, par value $.01 per share--authorized 20,000,000 shares, issued and
   outstanding 8,435,804 and 7,445,804 shares in 1996 and 1995, respectively                         84           74
 Additional paid-in capital                                                                      33,851       26,782
 Retained earnings                                                                               17,194       11,487
 Unrealized losses on available-for-sale securities, net of taxes                                   (97)          (6)
                                                                                               ---------------------
                                                                                                 51,032       38,337
                                                                                               ---------------------
                                                                                               $561,288     $372,433
                                                                                               =====================

SEE ACCOMPANYING NOTES

                        CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS EXCEPT PER-SHARE DATA)

                                                                      Year Ended December 31,
                                                                  -------------------------------
                                                                   1996        1995         1994
                                                                  -------------------------------
Interest income:
 Loans, including fees                                            $33,799     $25,002     $15,424
 Federal funds sold                                                 1,246         373         284
 Interest bearing deposits                                            715         126           0
 Investment securities:
  Interest                                                          4,416       3,664       3,656
  Dividends                                                           195         125          96
                                                                  -------------------------------
                                                                   40,371      29,290      19,460
Interest expense:
 Deposits                                                          10,738       7,679       4,996
 Notes payable and long-term debt                                      71          80         151
 Short-term borrowings                                                 68         259          63
                                                                  -------------------------------
                                                                   10,877       8,018       5,210
Net interest income                                                29,494      21,272      14,250
Provision for loan losses                                             170         207         356
                                                                  -------------------------------
Net interest income after provision for loan losses                29,324      21,065      13,894
Other income:
 Service charges on deposit accounts                                4,249       2,116       1,733
 Credit card discount fees                                            100         111          77
 Net gain (loss) on sale of investment securities                     (65)        (13)         14
 Gain on sale of loans                                                880         410         392
 Net gain on sale of other real estate                                305         249          17
 Net gain on sale of assets                                           529          92           0
 Rental income                                                         40         179          92
 Miscellaneous                                                      1,872         831         558
                                                                  -------------------------------
                                                                    7,910       3,975       2,883
Other expenses:
 Salaries and employee benefits                                    11,590       7,881       5,609
 Occupancy, furniture and equipment                                 4,783       3,505       2,656
 Stationery, printing and supplies                                    565         398         280
 Professional fees                                                    910         858         394
 FDIC insurance expense                                               124         527         476
 Other real estate expense                                            612         515         333
 Miscellaneous taxes                                                  225         137          96
 Insurance                                                            329         231         216
 Telephone                                                            563         324         234
 Postage                                                              375         212         160
 Goodwill amortization                                                620         289         127
 Merger expenses                                                    1,221           0           0
 Miscellaneous                                                      3,556       2,345       1,774
                                                                  -------------------------------
                                                                   25,473      17,222      12,355
Income before income taxes                                         11,761       7,818       4,422
Income taxes                                                        4,326       2,793       1,451
                                                                  -------------------------------
Net income                                                        $ 7,435     $ 5,025     $ 2,971
                                                                  ===============================
Net income per common share                                       $   .87     $   .66     $   .50
                                                                  ===============================
Average common shares and common stock equivalents
  outstanding                                                       8,587       7,576       5,940
                                                                  ===============================

SEE ACCOMPANYING NOTES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                                                                                    Unrealized Gains
                                                                                                    (Losses) on
                                                         Common Stock       Additional              Available-for-     Total
                                                      -------------------   Paid-in      Retained   Sale Securities    Shareholders'
                                                        Shares     Amount   Capital      Earnings   Net of Tax         Equity
                                                      ------------------------------------------------------------------------------
Balance at December 31, 1993                           4,034,284    $ 40    $11,632      $ 4,881         $ (29)        $16,524
 Stock issued for acquisition of
   New River Bank net assets                             555,395       6      2,396            0             0           2,402
 Retirement of stock by pooled company                         0       0        (47)           0             0             (47)
 Stock issued for acquisition of
   Suburban Bank                                         705,625       7      3,150            0             0           3,157
 Unrealized losses on available-for-sale
   securities, net of tax                                      0       0          0            0          (318)           (318)
 Cash dividends--$.07 per share                                0       0          0         (225)            0            (225)
 Issuance of common stock, net                         1,840,000      18      7,656            0             0           7,674
 Net income                                                    0       0          0        2,971             0           2,971
                                                      ------------------------------------------------------------------------
Balance at December 31, 1994                           7,135,304      71     24,787        7,627          (347)         32,138
 Repurchase of common stock                             (180,000)     (2)    (1,305)           0             0          (1,307)
 Stock issued for acquisition of
   Jupiter Tequesta National Bank                        486,000       5      3,285            0             0           3,290
 Exercise of stock options                                 4,500       0         15            0             0              15
 Unrealized loss on available-for-sale
   securities, net of tax                                      0       0          0            0           341             341
 Cash dividends--$.16 per share                                0       0          0       (1,090)            0          (1,090)
 Cash dividends of pooled company                              0       0          0          (75)            0             (75)
 Net income                                                    0       0          0        5,025             0           5,025
                                                      ------------------------------------------------------------------------
Balance at December 31, 1995                           7,445,804      74     26,782       11,487            (6)         38,337
 Exercise of stock options                               170,000       2        962            0             0             964
 Stock issued for acquisition of
   American Bancorporation                               820,000       8      6,374            0             0           6,382
 Retirement of stock by pooled company                         0       0       (267)           0             0            (267)
 Cash dividends--$.21 per share                                0       0          0       (1,659)            0          (1,659)
 Cash dividends of pooled company                              0       0          0          (69)            0             (69)
 Unrealized losses on available-for-sale
   securities, net of tax                                      0       0          0            0           (91)            (91)
 Net income                                                    0       0          0        7,435             0           7,435
                                                      ------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                           8,435,804    $ 84    $33,851      $17,194         $ (97)        $51,032
                                                      ========================================================================

SEE ACCOMPANYING NOTES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                               Year Ended December 31,
                                                                          ----------------------------------
                                                                            1996         1995         1994
                                                                          ----------------------------------
OPERATING ACTIVITIES
Net income                                                                $  7,435     $  5,025     $  2,971
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of acquisitions
Provision for loan losses                                                      170          207          356
Amortization of goodwill                                                       620          289          127
Depreciation                                                                 1,550          955          755
Deferred income taxes                                                        2,821          480        1,209
Net gain on sale of other real estate                                         (305)        (249)         (17)
Gain on sale of loans                                                         (880)        (410)        (392)
Loans originated for sale                                                  (13,188)      (6,272)      (5,630)
Sales of loans and loan participation certificates                          14,068        6,697        6,049
Accretion of loan discount                                                       0            0         (127)
Decrease (increase) in accrued interest receivable                             615         (238)          98
(Decrease) increase in accrued interest payable                               (188)        (153)         758
Other                                                                         (242)        (749)      (1,231)
                                                                          ----------------------------------
    Net cash provided by operating activities                               12,476        5,582        4,926
INVESTING ACTIVITIES
Net cash acquired (paid) in acquisitions                                    21,067         (316)       3,469
Purchase of investment securities held to maturity                          (3,356)        (484)      (1,743)
Maturities of investment securities held to maturity                         8,495       23,846       10,236
Purchase of investment securities available-for-sale                        (7,157)      (7,510)     (12,205)
Maturities of investment securities available-for-sale                      20,665        2,698        4,387
Sales of investment securities available-for-sale                           19,232       12,176       28,230
Increase in net loans                                                      (51,440)     (13,222)        (194)
Purchases of premises and equipment                                         (2,188)      (1,706)      (1,160)
Proceeds from sales of premises and equipment                                1,469            0            0
Proceeds from sales of other real estate                                     9,128        3,059        1,089
Decrease in other assets                                                       923          763        1,332
                                                                          ----------------------------------
    Net cash provided by investing activities                               16,838       19,304       33,441
FINANCING ACTIVITIES
Payment of cash dividends                                                   (1,728)      (1,165)        (225)
(Repurchase) issuance of common stock                                         (267)      (1,307)       7,627
Exercise of stock options                                                      964           15            0
Decrease in short term borrowings                                             (700)           0       (6,654)
Increase in notes payable to related parties                                 2,200            0        3,003
Repayments of notes payable to related parties                              (2,200)           0       (3,003)
Repayments of long-term debt                                                (2,782)      (2,005)        (217)
Repayments of mandatory convertible debt                                         0            0         (300)
Net increase (decrease) in demand deposits, NOW accounts, money
  market accounts and savings deposits                                      24,711      (19,506)      10,982
Net decrease in time deposits                                               (2,129)      (1,901)     (24,566)
Other liabilities                                                              903         (227)        (526)
                                                                          ----------------------------------
    Net cash provided by (used in) financing activities                     18,972      (26,096)     (13,879)
                                                                          ----------------------------------
Increase in cash and cash equivalents                                       48,286       (1,210)      24,488
Cash and cash equivalents at beginning of year                              38,036      39,246        14,758
                                                                          ----------------------------------
Cash and cash equivalents at end of year                                  $ 86,322     $38,036      $ 39,246
                                                                          ==================================
Supplemental Schedule of Non-Cash Investing and Financing Activities
Loans transferred to other real estate owned                              $  5,487     $ 1,521      $  1,821
                                                                          ==================================
Assets (net of cash) acquired in acquisitions                             $138,053     $53,671      $171,956
                                                                          ==================================
Liabilities assumed in acquisitions                                       $156,331     $ 53,465     $170,687
                                                                          ==================================

SEE ACCOMPANYING NOTES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

1. SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

1st United Bancorp ("Bancorp" or the "Company") is a bank holding company regulated by the Federal Reserve Board. Its principal business is the operation of 1st United Bank ("1st United" or "Bank"), its wholly owned subsidiary. The consolidated financial statements include the accounts of the Company and 1st United. All significant intercompany balances and transactions have been eliminated in consolidation.

1st United commenced operations as a Florida chartered bank on December 17, 1987 and currently engages in the general business of banking throughout its service area of Palm Beach County, southern Martin County, Brevard County and northern Broward County, Florida. 1st United's deposits are insured by the FDIC and it is a member of the Federal Reserve System and the Federal Home Loan Bank Board.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT SECURITIES

Debt securities that Bancorp has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that Bancorp does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as available-for-sale or trading and carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale are carried as a separate component of shareholders' equity, net of related tax effect. Unrealized holding gains and losses on securities classified as trading are reported in earnings. The amortized cost of debt securities classified as held to maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated lives of the security. Such amortization is included in interest income from investments. Interest and dividends are included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in net gain (loss) on sale of investment securities. The cost of securities sold is based on the specific identification method.

LOANS

Loans generally are stated at their outstanding unpaid principal balances net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to income using the interest method. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans.

NONACCRUAL LOANS--Generally, a loan is classified as nonaccrual and the accrual of interest on such loan is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for credit losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

ALLOWANCE FOR LOAN LOSSES--The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. Although management believes the allowance for possible loan losses is adequate, their evaluation of possible loan losses is a continuing process which may necessitate adjustments to the allowance in future periods.

Effective January 1, 1994, Bancorp adopted Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan" ("FAS 114"). Under the new standard, the allowance for loan losses related to loans that are identified for evaluation in accordance with FAS 114 is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Prior to 1994, the allowance for loan losses related to these loans was based on undiscounted cash flows or the fair value of the collateral for collateral dependent loans. The adoption of FAS 114 did not have a material impact on the financial condition or results of operations of Bancorp.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996 -- (CONTINUED)

The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation of the adequacy of the allowance is based on Bancorp's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

OTHER REAL ESTATE OWNED (OREO)

OREO is comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure. In accordance with FAS 114, a loan is classified as OREO when Bancorp has taken possession of the collateral regardless of whether formal foreclosure proceedings take place.

Foreclosed assets initially are recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of (1) cost or (2) fair value less estimated costs to dispose. Revenue and expenses from operations of OREO and changes in the valuation allowance are included in other real estate income and other real estate expense in the statement of income.

GAIN ON SALE OF LOANS

Gain on sale of loans results from the sale of the government guaranteed portion of Small Business Administration (SBA) loans originated by 1st United. SBA loans originated by 1st United are generally guaranteed by the U.S. Government up to 90% of the principal balance of the loans. During 1996, 1995, and 1994, 1st United sold loans with principal balances of $13,188,000, $6,272,000, and $5,630,000, respectively, resulting in gains of $880,000, $410,000, and $392,000, respectively. Loans held for sale are reported at the lower of cost or market value on a specific identification basis as of the balance sheet date. No loans were classified as held for sale at December 31, 1996 and 1995.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the terms of the respective leases or their estimated useful lives. Maintenance and repairs are charged to expenses as incurred. Gains and losses on dispositions of premises and equipment are reflected in the statement of income.

STOCK BASED COMPENSATION

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", and, accordingly, recognizes no compensation expense for the stock option grants.

STATEMENT OF CASH FLOWS

For the purposes of the statement of cash flows, the Company considers cash and due from banks, certificates of deposits with other financial institutions with original maturities of three months or less and federal funds sold as cash equivalents.

During 1996, 1995, and 1994, cash paid by the Company for income taxes amounted to $3,065,000, $2,633,000, and $1,151,000, respectively. In addition, interest of $11,065,000, $7,962,000, and $5,163,000 was paid in
1996, 1995 and 1994, respectively.

CASH AND AMOUNTS DUE FROM DEPOSITORY INSTITUTIONS

The Bank is required to maintain a non-interest bearing reserve balance with the Federal Reserve Bank. The average reserve balance was approximately $4.0 million in 1996.

INCOME TAXES

Income taxes have been provided using the liability method in accordance with FASB Statement No. 109, "Accounting for Income Taxes."

GOODWILL

The Company, at each balance sheet date, evaluates the recovery of the carrying amount of goodwill by determining if any impairment indicators are present. These indicators include duplication of resources resulting from acquisitions, income derived from business acquired and other factors. If this review indicates that goodwill will not be recoverable, as principally determined based on the estimated undiscounted cash flows of the acquired entity over the remaining amortization period, the Company's carrying value of the goodwill is reduced by the estimated shortfall of future cash flows.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996 -- (CONTINUED)

RECLASSIFICATION

Certain amounts presented in the consolidated financial statements for prior years have been reclassified for comparative purposes.

INCOME PER COMMON SHARE

Income per common share amounts are based on the weighted average number of shares of common stock and common stock equivalents outstanding during each year. Common stock equivalents represent the potentially dilutive effect of the assumed exercise of certain outstanding stock options.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In March, 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement 121 in the first quarter of 1996, which did not have a material impact on the financial condition or operations of Bancorp.

_____________________________________________________________________________

2. MERGERS AND ACQUISITIONS

On November 1, 1996, the Company completed its merger with Park Bankshares, Inc. ("Park") and its wholly owned subsidiary, First National Bank of Lake Park. Park had total assets and deposits of approximately $60.1 million and $54.9 million, respectively. The transaction was accounted for under the pooling-of-interests method of accounting for business combinations and accordingly, the consolidated financial statements have been restated for the periods prior to the merger to include Park. In connection with the transaction, the Company issued 816,000 of its common shares to Park shareholders.

The 1996 results of operations of the Company include the pre-merger results of operation for Park for the period January 1, 1996, through October 31, 1996. Summarized operating activity for Park for the 1996 pre-merger period was as follows: (in 000's)

Net interest income     $2,437
Non-interest income        535
Net income                 470

Separate results of operations of the combined entities for December 31, 1995 and 1994 were as follows: (in 000's)

                          1995        1994
                         -------------------
Net interest income:
 Bancorp                 $18,669     $12,034
 Park                      2,603       2,216
                         -------------------
 Combined                $21,272     $14,250
                         ===================
Non-interest income:
 Bancorp                 $ 3,372     $ 2,323
 Park                        603         560
                         -------------------
 Combined                $ 3,975     $ 2,883
                         ===================
Net income:
 Bancorp                 $ 4,502     $ 2,654
 Park                        523         317
                         -------------------
 Combined                $ 5,025     $ 2,971
                         ===================

On January 5, 1996, Bancorp acquired The American Bancorporation of the South ("American") and merged its wholly-owned subsidiary, The American Bank of the South, into 1st United. Consideration paid by Bancorp to the shareholders of American was $10,017,000 and was paid in the form of 30% cash and 70% stock. Approximately 820,000 shares (value per share of $7.78 net of issuance costs) of Bancorp common stock were issued in this acquisition. This acquisition was accounted for using the purchase method of accounting and approximately $3.6 million in goodwill was recorded and is being amortized over 15 years under the straight-line method. Accumulated amortization of goodwill related to American is $251,000 at December 31, 1996.

Approximately $163.7 million in total assets were acquired. Included in this total was approximately $25.6 million, $48 million, $73 million, $8 million and $5 million in federal funds, investments, net loans, bank premises and equipment, and other real estate, respectively. Included in loans were approximately $11 million in nonaccrual loans. Approximately $152.3 million in deposits, which includes approximately 30% in non interest bearing demand deposits, were assumed and sixteen (16) bank-owned branch locations throughout Brevard County were acquired.

To facilitate the acquisition of American, certain of the directors of Bancorp and senior management of 1st United committed to loan Bancorp $2.5 million.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996 -- (CONTINUED)

On January 4, 1996, Bancorp borrowed approximately $2.2 million from these individuals at a 10% annual interest rate, payable quarterly, with the entire outstanding principal balance due in one year. Bancorp paid a 1% commitment fee and 1% funding fee to these individuals and also had the option of extending the maturity of these notes for five one-year terms. Bancorp repaid these borrowings in full on May 1, 1996.

The following summarizes (in thousands) the fair value of the assets of American acquired and the liabilities of American assumed:

Cash and federal funds sold                $  25,645
Investment securities                         47,761
Net loans                                     72,809
Other assets                                  17,483
Total deposits                              (152,268)
Borrowings                                    (2,743)
Accrued interest and other liabilities        (1,320)
                                           ---------
Net assets                                 $   7,367
                                           =========

Pro forma financial information for Bancorp, as if the American acquisition had taken place as of January 1, 1995 for income and per share data is as follows:

                                             Year Ended
(IN THOUSANDS EXCEPT PER SHARE DATA)      December 31, 1995
-----------------------------------------------------------
Total interest income                          $40,341
Provision for loan losses                          992
Net interest income after
  provision for loan losses                     27,187
Income before taxes                              7,517
Net income                                       4,475
Net income per share                               .59

This pro forma information does not purport to be indicative of the results of operations which would have resulted had the acquisition been consummated at the date assumed.

On April 14, 1995, Bancorp acquired Jupiter Tequesta National Bank ("JTNB"). JTNB, a one location national bank headquartered in Tequesta, Florida, had total assets, deposits, and stockholders' equity of approximately $57 million, $53 million and $4 million, respectively. Bancorp issued approximately 486,000 shares (value per share of $6.77 net of issuance costs) of common stock and paid $3.4 million cash to the shareholders of JTNB. The acquisition was accounted for using the purchase method of accounting and approximately $3.3 million in goodwill was recorded which is being amortized over 15 years under the straight-line method. Accumulated amortization at December 31, 1996 and 1995 was, $393,000 and $156,000, respectively.

The following summarizes (in thousands) the fair value of the assets of JTNB acquired and the liabilities of JTNB assumed:

Cash                                        $  3,084
Investment securities and federal funds       15,505
Net loans                                     37,150
Bank premises and equipment                      331
Accrued interest receivable                      326
Other real estate owned                           50
Other assets                                     309
Deposits                                     (52,285)
Short-term borrowings                           (350)
Accrued interest and other liabilities          (830)
                                            --------
Net assets                                  $  3,290
                                            ========

Pro forma financial information for Bancorp, as if the above acquisition had taken place as of January 1, 1995 and 1994 for income and per share data is as follows:
                                            Year Ended
                                           December 31,
                                      -------------------
(IN THOUSANDS EXCEPT PER SHARE DATA)    1995         1994
---------------------------------------------------------
Total interest income                 $30,560     $22,875
Provision for loan losses                 207         379
Net interest income after
  provision for loan losses            22,335      16,022
Income before taxes                     7,189       4,521
Net income                              4,594       3,023
Income per share                          .57         .47

This pro forma information does not purport to be indicative of the results of operations which would have resulted had the acquisition been consummated at the date assumed.

On June 3, 1994, Bancorp acquired substantially all the outstanding capital stock of Suburban Bank, and subsequently merged it into 1st United Bank. As consideration, Bancorp issued 705,625 shares (value per share of $4.48, net of issuance costs) of its common stock, paid $100,000 in cash, assumed or paid $2.7 million of outstanding debt and redeemed $585,000 in preferred stock of Suburban Bankshares, the parent of Suburban Bank. Bancorp also issued 41,300 options to the former president of Suburban Bank. These options are exercisable at $4.50 per share and expire on June 3, 1997.

The acquisition was accounted for using the purchase method of accounting and approximately $800,000 in goodwill was recorded in conjunction with the transaction, which is being amortized over 15 years under the straight-line method. Accumulated amortization at December 31, 1996 and 1995 was $188,000 and $138,000, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996 -- (CONTINUED)

The following summarizes (in thousands) the fair values of the assets and liabilities of Suburban Bank acquired (net of cash paid) and, the liabilities of Suburban Bankshares assumed:

Cash                                      $    4,386
Investment securities                         41,860
Net loans                                     91,921
Bank premises and equipment                    2,953
Accrued interest receivable                    1,174
Other real estate owned                        2,310
Other assets                                   4,980
Total deposits                              (137,532)
Short-term borrowings                         (5,434)
Long-term debt                                (2,261)
Mandatory convertible debt                      (300)
Accrued interest and other liabilities        (1,480)
                                           ---------
Net assets                                 $   2,577
                                           =========

To facilitate the acquisition of Suburban Bank, certain of the directors of Bancorp and certain of the senior management of 1st United committed to loan Bancorp $3.3 million on January 1, 1994. Bancorp paid a 2% commitment fee on the $3.3 million, and, on May 26, 1994, borrowed a total of $3.0 million from these individuals at a 10% annual interest rate, payable quarterly, with the entire outstanding balance becoming due and payable one year later. On July 12, 1994, these loans were repaid.

On July 13, 1993, Bancorp signed an agreement to acquire substantially all the assets and certain liabilities of New River Bank ("New River Bank"). At December 31, 1993, New River had assets, deposits and capital of approximately $26.8 million, $22 million and $4.5 million, respectively. Under the terms of the agreement, on February 21, 1994, Bancorp paid approximately $1.6 million in cash and issued 555,395 shares of Bancorp common stock for the net assets of New River. This transaction was accounted for under the purchase method of accounting and approximately $2.4 million in capital (at $4.32 per share) and $240,000 in goodwill, which is being amortized over 60 months, was recorded. Accumulated amortization at December 31, 1996 and 1995 was $120,000 and $69,000, respectively.

The following summarizes (in thousands) the fair values of the assets and liabilities of New River acquired:

Cash                                       $    724
Investment securities                        12,648
Net loans                                    13,878
Premises and equipment                           14
Accrued interest receivable                     176
Other real estate owned                          37
Other assets                                      5
Total deposits                              (22,075)
Short term borrowings                        (1,220)
Accrued interest and other liabilities         (385)
                                           --------
Net assets                                 $  3,802
                                           ========

Pro forma financial information for Bancorp as if the acquisition of Suburban Bank and substantially all the assets and liabilities of New River Bank had taken place as of January 1, 1994 is as follows:

                                             Year Ended
(IN THOUSANDS EXCEPT PER SHARE DATA)      December 31, 1995
-----------------------------------------------------------
Total interest income                           $24,075
Provision for loan losses                           356
Net interest income after
  provision for loan losses                      16,731
Income before income taxes                        4,529
Net income                                        3,041
Income per share                                    .47

This pro forma information does not purport to be indicative of the results of operations which would have resulted had the acquisition been consummated at the date assumed.
_____________________________________________________________________________

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996 -- (CONTINUED)

3. INVESTMENT SECURITIES

The following is a summary of available-for-sale and held to maturity securities at December 31, 1996:

                                                                     Available-for-Sale
                                                  -----------------------------------------------------
                                                                  Gross           Gross       Estimated
                                                                Unrealized     Unrealized        Fair
(IN THOUSANDS)                                       Cost         Gains          Losses         Value
-------------------------------------------------------------------------------------------------------
U.S. Treasury securities and obligations of
  U.S. government agencies                          $12,826        $14            $ 72         $12,768
Obligations of state and political subdivisions         328         27               0             355
Mortgage-backed securities                            5,445          0             104           5,341
Foreign government securities                            25          0               0              25
                                                    --------------------------------------------------
                                                     18,624         41             176          18,489
Equity securities                                     3,149         12               0           3,161
                                                    --------------------------------------------------
                                                    $21,773        $53            $176         $21,650
                                                    ==================================================

                                                                      Held to Maturity
                                                  ------------------------------------------------------
                                                                  Gross           Gross       Estimated
                                                                Unrealized     Unrealized        Fair
(IN THOUSANDS)                                       Cost         Gains          Losses         Value
--------------------------------------------------------------------------------------------------------
U.S. Treasury securities and obligations of
  U.S. government agencies                          $16,067        $  9           $128         $15,948
Obligations of state and political subdivisions         708           9              0             717
Mortgage-backed securities                           20,924         201            332          20,793
Foreign government securities                           625           0             16             609
                                                    --------------------------------------------------
                                                    $38,324        $219           $476         $38,067
                                                    ==================================================

The amortized cost and estimated market value of securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                     Available-for-Sale
                                  ------------------------
                                                Estimated
                                                  Fair
(IN THOUSANDS)                       Cost         Value
---------------------------------------------------------
Due in one year or less             $ 8,512      $ 8,524
Due after one year through five
  years                               2,319        2,267
Due after five year through ten
  years                               2,020        2,002
Due after ten years                     328          355
                                    --------------------
                                     13,179       13,148
Mortgage-backed securities            5,445        5,341
Equity securities                     3,149        3,161
                                    --------------------
                                    $21,773      $21,650
                                    ====================


                                      Held to Maturity
                                  -----------------------
                                                Estimated
                                                  Fair
(IN THOUSANDS)                       Cost         Value
---------------------------------------------------------
Due in one year or less             $ 2,653      $ 2,657
Due after one year through five
  years                              13,647       13,530
Due after five year through ten
  years                               1,100        1,087
Due after ten years                       0            0
                                    --------------------
                                     17,400       17,274
Mortgage-backed securities           20,924       20,793
                                    --------------------
                                    $38,324      $38,067
                                    ====================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996 -- (CONTINUED)

The following is a summary of available-for-sale and held to maturity securities at December 31, 1995:

                                                                     Available-for-Sale
                                                  ------------------------------------------------------
                                                                  Gross           Gross       Estimated
                                                                Unrealized     Unrealized        Fair
(IN THOUSANDS)                                       Cost         Gains          Losses         Value
--------------------------------------------------------------------------------------------------------
U.S. Treasury securities and obligations of
  U.S. government agencies                          $ 6,905        $ 66           $  0         $ 6,971
Obligations of state and political subdivisions       1,050           5              1           1,054
Mortgage-backed securities                            8,457          78            113           8,422
Foreign government securities                            25           0              0              25
                                                    --------------------------------------------------
                                                     16,437         149            114          16,472
Equity securities                                     1,742           8              0           1,750
                                                    --------------------------------------------------
                                                    $18,179        $157           $114         $18,222
                                                    ==================================================

                                                                      Held to Maturity
                                                  -----------------------------------------------------
                                                                  Gross           Gross       Estimated
                                                                Unrealized     Unrealized        Fair
(IN THOUSANDS)                                       Cost         Gains          Losses         Value
-------------------------------------------------------------------------------------------------------
U.S. Treasury securities and obligations of
  U.S. government securities                        $16,641        $ 32           $218         $16,455
Obligations of state and political subdivisions       1,118          53              0           1,171
Mortgage-backed securities                           15,331         222             37          15,516
Foreign government securities.                          600           0             13             587
Other securities                                        271           0              0             271
                                                    --------------------------------------------------
                                                    $33,961        $307           $268         $34,000
                                                    ==================================================

Proceeds from sales of investment securities during 1996, 1995 and 1994 were $19,232,000, $12,176,000, and $28,230,000, respectively, with gross realized gains of $42,000, $42,000, and $14,000 and gross realized losses of $107,000, $55,000, and $0, respectively. Income tax (benefit) on net gains (losses) for 1996, 1995, and 1994 were ($22,000), ($6,000) and $5,000, respectively.

At December 31, 1996, 1st United had investment securities with a market value of $1,672,000 pledged to the Federal Reserve Bank. In addition, at December 31, 1996, 1st United had investment securities with a market value of $8,329,000 pledged to the State of Florida to secure public funds.

_____________________________________________________________________________

4. LOANS

An analysis of loans at December 31, 1996 and 1995 (in thousands) is as follows:

                                 1996        1995
                               --------------------
Commercial                     $ 49,689    $ 39,574
Real estate:
 Construction                    20,342      10,810
 Mortgage                       308,047     211,463
Installment                       5,369       5,619
Other                             5,298         946
                               --------------------
                                388,745     268,412
Less:
 Unearned interest                 (783)       (754)
 Allowance for loan losses       (8,551)     (6,839)
                               --------------------
Net loans                      $379,411    $260,819
                               ====================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996 -- (CONTINUED)

Activity in the allowance for loan losses (in thousands) is as follows:

                                           Year Ended
                                          December 31,
                               ---------------------------------
                                  1996        1995        1994
                               --------------------------------
Balance at beginning of year     $ 6,839     $ 6,752     $1,549
Charge-offs                       (1,434)     (1,001)      (978)
Recoveries                           408         548        171
                                 ------------------------------
Net charge-offs                   (1,026)       (453)      (807)
Allowance of purchased banks
  at date of acquisition           2,568         333      5,654
Provision charged to
  operations                         170         207        356
                                 ------------------------------
Balance at end of year           $ 8,551     $ 6,839     $6,752
                                 ==============================

The allowance for purchased banks in 1996 of $2,568,000 represents allowance for loan losses transferred from American on the date of acquisition. The allowance of purchased banks in 1995 of $333,000 represents the allowance for loan losses transferred from Jupiter Tequesta National Bank. The $5,654,000 in 1994 represents the allowance for loan losses transferred from Suburban and New River Bank as a result of the acquisitions.

At December 31, 1996, 1995, and 1994, Bancorp had approximately $11,800,000, $2,459,000, and $2,096,000, respectively, in nonaccrual loans. During 1996, 1995, and 1994 1st United recorded approximately $691,000, $132,000, and $63,000, respectively, in interest income on nonaccrual loans. The additional income that would have been reported during 1996, 1995, and 1994, had these loans been performing, was approximately $467,000, $173,000, and $75,000, respectively.

At December 31, 1996 and 1995, the Company's recorded investment in loans that are considered to be impaired under FAS 114 was $12.6 million ($11.8 million were on a nonaccrual basis) and $3.3 million ($2.5 million were on a nonaccrual basis), respectively. Included in the impaired loans of $12.6 million at December 31, 1996, are $11.2 million in loans with a related allowance for loan losses of $1.9 million, and $1.4 million that, as a result of writedowns, do not have an allowance for loan losses. Included in the 1995 amount of $3.3 million is $1.57 million impaired loans for which the related allowance for loan losses is $578,000 and $1.73 million of impaired loans that, as a result of write-downs, do not have an allowance for loan losses. The average recorded investment in impaired loans during the years ended December 31, 1996 and 1995 was approximately $16.1 million and $3.85 million, respectively. For the years ended December 31, 1996, 1995 and 1994, the Company recognized interest income on impaired loans of $761,000, $194,000 and $268,000, respectively.

Directors and officers of Bancorp were customers of and had other transactions with 1st United in the ordinary course of business. Loan transactions were made on substantially the same terms as those prevailing at the time for comparable loans to other persons and did not involve more than a normal level of risk of collectibility. The aggregate amount of these loans at December 31, 1996 and 1995 was $11,300,000 and $13,300,000, respectively.
During 1996, new loans and repayments totaled approximately $2,700,000 and $4,700,000, respectively.

_____________________________________________________________________________

5. PREMISES AND EQUIPMENT

Premises and equipment at December 31, 1996 and 1995 (in thousands) are summarized as follows:

                                       1996        1995
                                      ------------------
Land                                  $ 3,661    $   858
Building                                6,141      2,142
Leasehold improvements                  2,981      2,549
Furniture, fixtures and equipment       7,090      5,134
                                      ------------------
                                       19,873     10,683
Less accumulated depreciation and
  amortization                          4,899      3,378
                                      ------------------
                                      $14,974    $ 7,305
                                      ==================

_____________________________________________________________________________

6. INCOME TAXES

Effective January 1, 1993, Bancorp adopted FASB Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). Under FAS 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996 -- (CONTINUED)

measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Significant components of the provision for income tax expense for the years ended December 31, 1996, 1995 and 1994 (in thousands) are as follows:

                1996       1995       1994
               ----------------------------
Current
Federal        $1,421     $2,162     $  212
State              84        151         30
               ----------------------------
                1,505      2,313        242
Deferred
Federal         2,665        452      1,139
State             156         28         70
               ----------------------------
                2,821        480      1,209
               ----------------------------
               $4,326     $2,793     $1,451
               ============================

The balance of the deferred tax asset, included in other assets, at December 31, 1996 and 1995 was $2,800,000 and $2,246,000, respectively. In addition at December 31, 1996 and 1995, Bancorp had $1,873,000 and $578,000,
respectively, of taxes receivable included in other assets.

Significant components of the Company's deferred tax assets as of December 31 are as follows (in thousands):

                                December 31,
                              ----------------
                               1996      1995
                              ----------------
Deferred tax assets:
 Depreciation                 $ (416)   $  263
 Loan loss provision           1,620     1,127
 Deferred loan fee income        149       217
 OREO basis                      402       222
 Deferred compensation           307        74
 Investments                     221        50
 Other (net)                     517       293
                              ----------------
                              $2,800    $2,246
                              ================

A reconciliation of income tax expense with the amount computed by applying the statutory federal income tax rate (34%) to income before income taxes (in thousands) is as follows:

                                    1996       1995       1994
                                   ----------------------------
Expected income taxes at
  statutory rates                  $3,988     $2,653     $1,503
Amortization of goodwill              210        134          0
Amortization of start up costs          0          0        (12)
State income taxes (net of
  federal taxes)                      155        110         56
Other                                 (27)      (104)       (96)
                                   ----------------------------
                                   $4,326     $2,793     $1,451
                                   ============================

_____________________________________________________________________________

7. OFF-BALANCE SHEET RISK, COMMITMENTS AND CONCENTRATIONS OF CREDIT RISK

1st United is a party to financial instruments with off-balance sheet risk, which are issued in the normal course of business, to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and financial guarantees and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts reflect the extent of involvement the Bank has in particular classes of financial instruments.

1st United primarily grants commercial and residential loans to customers located in Palm Beach and Brevard Counties and surrounding cities. Although 1st United has a diversified loan portfolio, a portion of its debtors' ability to honor their contracts is dependent upon the economic condition of these areas.

1st United's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for commitments to extend credit and financial guarantees written is represented by the contractual notional amount of those instruments. 1st United uses the same credit policies in making commitments and conditional obligations as they do for on-balance sheet instruments.

Financial instruments whose contract amounts represent credit risk at December 31, 1996 include adjustable rate commitments to extend credit of approximately $30,969,000.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and generally require a fee. As some commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. 1st United evaluates the credit worthiness of each customer on a case-by-case basis. 1st United generally extends credit only on a secured basis. Collateral obtained varies but consists primarily of commercial property, one-to-four family residences and motor vehicles.

Stand-by letters of credit are conditional commitments issued by 1st United to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The outstanding letters of credit issued and outstanding at December 31, 1996 total $1,865,000. All but four expire in 1997; one each expires in 2000 and 2002 and two expire in 2001. Twenty six letters of credit totaling $719,000 are collateralized by certificates of

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996 -- (CONTINUED)

deposit; nine letters of credit totaling $617,000 are collateralized by various assets and fifteen letters of credit totaling $529,000 are unsecured.

1st United leases its headquarters and former operations center from a partnership, of which Bancorp's Chairman is the general partner. The leases have been accounted for as operating leases. The leases provide for agreed-upon rent increases throughout their respective ten-year and six-year terms. The headquarters' lease provides for two, five-year renewal options. Both leases expire during 1997. During 1996, 1995 and 1994, 1st United paid the partnership approximately $330,000, $296,000, and $287,000, respectively under the terms of the leases.

1st United leases substantially all of its other facilities under leases which have been accounted for as operating leases. These leases provide for scheduled rent increases over the lease terms, expire through 2006 and generally contain renewal options.

Rent included in occupancy expense for the years ended December 31, 1996, 1995 and 1994 was approximately $1,333,000 $1,347,000, and $1,069,000, respectively.

As of December 31, 1996, aggregate future minimum lease payments under noncancelable operating leases were as follows (in thousands):

1997                                    $1,210
1998                                       983
1999                                       703
2000                                       635
2001                                       480
Thereafter                                 420
                                        ------
Total future minimum lease payments     $4,431
                                        ======

Effective February 1, 1993, 1st United established a 401(k) Pension and Profit Sharing Plan covering substantially all employees. Employees may contribute up to the maximum allowed by law. 1st United matches a minimum of 25% of the first 6% of the employee's salary contributed by the employee. Management has the latitude to provide discretionary increases in the percent matched. Based upon 1st United's performance the match provided in 1996 was 75% of the first six percent of the employee's salary contributed by the employee. The employees vest in the employer contribution at 33 1/3 % per year. During 1996, 1995 and 1994 1st United contributed approximately $131,000, $126,000 and $23,000, respectively.

In addition to the above commitments and contingencies, there are various matters of litigation pending against the company that management has reviewed with legal counsel. Management believes that the aggregate liability or loss, if any, resulting from such litigation will not be material to the consolidated financial statements.

_____________________________________________________________________________

8. OTHER RELATED PARTY TRANSACTIONS

1st United obtains its property and casualty and group health and life and workers compensation insurance through a national insurance broker, who is a Director of 1st United. In 1996, 1995 and 1994, 1st United recognized insurance expense of approximately $750,000, $706,000, and $497,000, respectively, for these coverages.

_____________________________________________________________________________

9. MATURITIES OF CERTIFICATES OF DEPOSIT

At December 31, 1996, the scheduled maturities of certificates of deposit are as follows (in thousands):

1997                    $102,869
1998                       7,593
1999                       1,224
2000                       2,205
2001 and thereafter          316
                        --------
                        $114,207
                        ========

_____________________________________________________________________________

10. OTHER LIABILITIES

1st United has $12,000,000 available in unsecured overnight federal funds lines of credit through two financial institutions. 1st United also has entered into a master repurchase agreement with another financial institution to borrow up to the value of 1st United's unpledged investment securities held in safekeeping at the financial institution ($40 million available to borrow at December 31, 1996). At December 31, 1996 and 1995, no funds were drawn on these agreements.

_____________________________________________________________________________

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

FAS No. 107 requires that Bancorp disclose estimated fair values for certain of its financial instruments. Financial instruments include such items as loans, deposits, securities, and other instruments as defined by the standard.

Fair value estimates are generally subjective in nature and are dependent upon a number of significant assumptions associated with each instrument or group of similar instruments, including estimates of discount rates, risks associated with specific financial instruments, estimates of future cash flows and relevant available market information. Fair value information is intended to represent an estimate of an amount at which a financial instrument could be exchanged in a current transaction between a willing buyer and seller engaging in an exchange transaction.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996 -- (CONTINUED)

However, since there are no established trading markets for a significant portion of Bancorp's financial instruments, Bancorp may not be able to immediately settle its financial instruments; as such, the fair values are not necessarily indicative of the amounts that could be realized through immediate settlement. In addition, the majority of Bancorp's financial instruments, such as loans and deposits, are held to maturity and are realized or paid according to the contractual agreement with the customer.

Where available, quoted market prices are used to estimate fair values. However, due to the nature of Bancorp's financial instruments, in many instances quoted market prices are not available. Accordingly, Bancorp has estimated fair values based on other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. Fair values are estimated without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible income tax ramifications, or estimated transaction costs. Fair values are also estimated at a specific point in time and are based on interest rates and other assumptions at that date. As events change the assumptions underlying these estimates, the fair values of financial instruments will change.

Disclosure of fair values is not required for certain items such as premises and equipment, OREO, prepaid expenses, core deposit intangibles and other customer relationships, other intangible assets and income tax assets and liabilities. Accordingly, the aggregate fair value amounts presented do not purport to represent, and should not be considered representative of, the underlying "market" or franchise value of Bancorp.

Because the standard permits many alternative calculation techniques and because numerous assumptions have been used to estimate the fair value of Bancorp's financial instruments, reasonable comparisons of Bancorp's fair value information with other financial institutions' fair value information cannot necessarily be made.

The methods and assumptions use to estimate the fair values of each class of financial instrument are as follows:

CASH AND DUE FROM BANKS, INTEREST BEARING DEPOSITS IN OTHER BANKS AND FEDERAL FUNDS SOLD --These items are generally short-term in nature and, the carrying amounts reported in the balance sheets are reasonable approximations of their fair values.

SECURITIES AVAILABLE-FOR-SALE AND SECURITIES HELD TO MATURITY--Fair values are principally based on quoted market prices.

LOANS--Loans were valued using discounted cash flows. The discount rates used to determine the fair value of these loans were based on interest rates currently being charged by 1st United on comparable loans as to credit risk and term.

ACCRUED INTEREST RECEIVABLE--The carrying amount of accrued interest receivable approximates its fair value.

DEPOSITS--The fair values of deposits subject to immediate withdrawal, such as interest and noninterest bearing checking, passbook savings and money market deposit accounts, are equal to their carrying amounts. The carrying amounts for variable rate certificates of deposit and other time deposits approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit and other time deposits are estimated by discounting future cash flows using interest rates currently offered on time deposits with similar remaining maturities.

ACCRUED EXPENSES AND OTHER LIABILITIES--Financial instruments classified as accrued expenses and other liabilities subject to the disclosure requirements of the standard consist principally of short-term liabilities; the carrying amounts of these items approximate their fair values.

OTHER BORROWINGS: The fair values of securities sold under agreement to repurchase and long term debt are estimated using discounted cash flow analysis based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996 -- (CONTINUED)

The estimated fair values of Bancorp's financial instruments at December 31, 1996 and 1995 are presented in the following table.

                                                      DECEMBER 31, 1996           December 31, 1995
                                                 -----------------------------------------------------
                                                   CARRYING     ESTIMATED      Carrying      Estimated
                                                    AMOUNT      FAIR VALUE      Amount      Fair Value
                                                 -----------------------------------------------------
ASSETS
Cash and due from banks                            $ 30,247      $ 30,247      $ 21,211      $ 21,211
Interest bearing deposits                          $ 41,600      $ 41,600      $      0      $      0
Federal funds sold                                 $ 14,475      $ 14,475      $ 16,825      $ 16,825
Investment Securities:
 Available-for-sale                                $ 21,650      $ 21,650      $ 18,222      $ 18,222
 Held to maturity                                  $ 38,324      $ 38,067      $ 33,961      $ 34,000
Loans                                              $379,411      $375,658      $261,499      $263,303
Accrued interest receivable                        $  2,560      $  2,560      $  2,074      $  2,074
LIABILITIES
Deposits                                           $505,020      $510,093      $330,170      $330,590
Securities sold under agreements to repurchase     $      0      $      0      $    700      $    700
Long term debt                                     $      0      $      0      $     39      $     39

_____________________________________________________________________________

12. SHAREHOLDERS' EQUITY

The shareholders of Bancorp are entitled to share equally in all dividends which may be declared by the Board of Directors out of funds legally available therefore. However, Florida law places certain restrictions on the issuance of dividends from 1st United to Bancorp. Pursuant to Section 658.37 of the Florida Banking Code, the Board of Directors of 1st United, after charging off bad debts, depreciation, and other worthless assets, if any, and making provisions for reasonably anticipated future losses on loans and other assets, may quarterly, semi-annually or annually declare a dividend of up to the aggregate net profits of that period combined with 1st United's retained net profits for the preceding two years and, with the approval of the Florida Department of Banking and Finance, declare a dividend from retained net profits which accrued prior to the preceding two years. Before declaring such dividends, 20% of the net profits for the preceding period as is covered by the dividend must be transferred to the surplus fund of 1st United until the said fund becomes equal to the amount of 1st United's common stock then issued and outstanding. 1st United shall not declare any dividend if (i) its net income from the current year, combined with the retained net income for the preceding two years, is a loss or (ii) the payment of such dividend would cause the capital account of 1st United to fall below the minimum amount required by law, regulation, order, or any written agreement with the Department or a federal regulatory agency. On December 31, 1996, the total amount of 1st United retained earnings available to be paid as dividends, without prior regulatory approval, to Bancorp is $6.7 million.

The Company has an employment agreement, dated September 1, 1991, with its chief executive officer ("CEO") for a period of three years subject to termination under certain circumstances. Unless otherwise agreed to by the parties, the term of the agreement is automatically extended for an additional year on amounts and certain other benefits plus a bonus based on the profitability of the Company. The agreement provides for a severance payment to the individual equal to 2.99 times his then annual salary if his termination is for other than "for cause." In addition, in the event of voluntary termination resulting from a change of control, he is entitled to a single payment of $250,000.

In April, 1996 the shareholders of Bancorp approved the 1996 Senior Management Long-Term Performance Incentive Pan (the "Incentive Plan"). Under the Incentive Plan, the Board can grant up to 600,000 Performance Share Units which entitle its holder to be paid, on the third anniversary of the grant date, in cash for each unit an amount equal to the difference of the fair market value of Bancorp's common stock on the grant date and the fair value on the third anniversary of the grant date. During 1996 the Board granted 100,000 Performance Share Units to management. On the grant date the fair market value of Bancorp's common stock was $8.50.

_____________________________________________________________________________

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996 -- (CONTINUED)

13. REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possible additional discretionary--action by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to quantitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of December 31, 1996, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1996, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. Bancorp's capital ratios are not significantly different than 1st United's. There are no conditions or events since that notification that management believes have changed the institution's category.

                                                                                                    To Be Well
                                                                                                 Capitalized Under
                                                      For Capital                                Prompt Corrective
                                Actual             Adequacy Purposes                             Action Provisions
                           ---------------------------------------------------------------------------------------------------------
(IN 000's)                 Amount    Ratio   Amount                 Ratio                Amont                   Ratio
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1996:
Total Capital
(to Risk Weighted Assets)  $48,469   11.22%  /greater than/$34,574  /greater than/ .0%   /greater than/$43,218   /greater than/10.0%
Tier I Capital
(to Risk Weighted Assets)   43,067    9.97   /greater than/ 17,287  /greater than/4.0    /greater than/$25,930   /greater than/ 6.0
Tier I Capital
(to Average Assets)         43,067    8.2    /greater than/ 21,092  /greater than/4.0    /greater than/$26,365   /greater than/ 5.0
As of December 31, 1995:
Total Capital
(to Risk Weighted Assets)  $37,495   11.8%   /greater than/$25,388  /greater than/8.0%   /greater than/$31,735   /greater than/10.0%
Tier I Capital
(to Risk Weighted Assets)   33,522   10.6    /greater than/ 12,694  /greater than/4.0    /greater than/ 19,041   /greater than/ 6.0
Tier I Capital
(to Average Assets)         33,522    9.6    /greater than/ 13,958  /greater than/4.0    /greater than/ 17,448   /greater than/ 5.0

_____________________________________________________________________________

14. STOCK OPTION PLAN

Options, exclusive of those granted to the CEO were issued under the 1993 Key Employee Stock Option Plan (the "Plan"). The Plan provides for the issuance of stock options to employees under a three year vesting period and at exercise prices equal to the fair value of the Company's stock on the date of issuance. The Company does not have any additional options available to be granted under this Plan.

The Company also granted its CEO the option to purchase 175,228 shares of common stock of the Company through October 16, 1997 at an option price of $3.33 per share. If unexercised, the options expire at a rate of 35,046 shares per year beginning October 15, 1997. 150,000 of these options were exercised during 1996. The Company has also granted the chief executive officer additional options to purchase 148,900 shares. These additional options expire October 1, 2001 and are exercisable at $3.70 per share.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996 -- (CONTINUED)

A summary of the Company's stock option activity and related information for the three years ended December 31, 1996 is as follows:

                                        Average
                         Options     Exercise Price
                         --------------------------
Options outstanding
 December 31, 1993       414,028         $3.47
Granted                   75,300          4.74
Exercised                      0             0
Forfeited                      0             0
                         ---------------------
Options outstanding
 December 31, 1994       489,328          3.67
Granted                   20,000          6.35
Exercised                 (4,500)         3.33
Forfeited                      0             0
                         ---------------------
Outstanding--
 December 31, 1995       504,828          3.77
Granted                   29,500          8.00
Exercised               (170,000)         3.47
Forfeited                      0             0
                         ---------------------
Outstanding--
 December 31, 1996       364,328         $4.26
                         =====================

The exercise price of options granted during the year equaled the market price of the underlying stock on the grant date.

For options outstanding at December 31, 1996, the exercice prices are between $3.33 -$8.00 per share and their weighted average remaining contractual life is approximately 6.5 years.

In October 1995, the Financial Accounting Standard Board (FASB) issued FASB Statement No. 123, "Accounting for Stock Based Compensation" (FAS123). The effect of applying the FAS 123 fair value method to the company's stock options issued after December 15, 1994, results in net income and earnings per share that are not materially different from the amounts reported.

_____________________________________________________________________________

15. SUBSEQUENT EVENTS

On January 6, 1997, Bancorp executed an acquisition agreement (the "Agreement") to acquire Island National Bank and Trust Company ("Island"), which is based in Palm Beach, Florida. The Agreement calls for Bancorp to issue to Island shareholders up to a maximum of $17.75 million in Bancorp Common Stock. Island has three locations: two in the Town of Palm Beach and one in Palm Beach Gardens. At December 31, 1996, Island had total assets, deposits and equity of $130 million, $118 million, and $10.9 million, respectively. The acquisition is anticipated to be consummated in the second quarter of 1997 and is subject to regulatory and Island shareholder approval and satisfaction of other contingencies. Management anticipates the acquisition will be accounted for as a "pooling of interests" under generally accepted accounting principles.

_____________________________________________________________________________

16. 1ST UNITED BANCORP (PARENT COMPANY ONLY)
    FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS

                                     December 31,
                                ---------------------
(DOLLARS IN THOUSANDS)             1996        1995
-----------------------------------------------------
ASSETS
Cash in subsidiary bank           $   165     $   585
Investment in subsidiary bank      43,000      33,522
Investment in non bank
  subsidiaries                        490           0
Goodwill                            7,016       4,229
Other assets                          379          56
                                  -------------------
                                  $51,050     $38,392
                                  ===================
LIABILITIES AND
  SHAREHOLDERS' EQUITY
Liabilities:
 Long term debt                   $     0     $    39
 Other liabilities                     18          16
                                  -------------------
                                       18          55
Shareholders' equity               51,032      38,337
                                  -------------------
                                  $51.050     $38.392
                                  ===================



CONDENSED STATEMENTS OF INCOME

                               Year Ended December 31,
                           -----------------------------
(DOLLARS IN THOUSANDS)        1996       1995       1994
--------------------------------------------------------
Income:
 Dividends from
   subsidiaries              $5,776     $3,200     $  325
Expenses:
 Interest on long term
   debt                          71         63        143
Other                           740        359        318
                             ----------------------------
                                811        422        461
                             ----------------------------
Income before income tax
  benefit and equity in
  undistributed income of
  subsidiaries                4,965      2,778       (136)
Income tax benefit              (72)       (72)      (148)
                             ----------------------------
Income before equity in
  undistributed income of
  subsidiaries                5,037      2,850         12
Equity in undistributed
  income of subsidiaries      2,398      2,175      2,959
                             ----------------------------
Net income                   $7,435     $5,025     $2,971
                             ============================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996 -- (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOW

                                     Year Ended December 31,
                               ----------------------------------
(DOLLARS IN THOUSANDS)            1996        1995         1994
-----------------------------------------------------------------
OPERATING ACTIVITIES
Net income                       $ 7,435     $ 5,025     $ 2,971
Adjustments to reconcile net
  income to net cash provided
  by operating activities:
Goodwill amortization                620         256         127
Increase in other assets            (323)         (3)        (44)
Increase (decrease) in other
  liabilities                          2         (51)         (3)
Equity in undistributed
  income of subsidiary            (2,398)     (2,175)     (2,959)
                                 -------------------------------
Net cash provided by
  operating activities             5,336       3,052          92
INVESTING ACTIVITIES
Investment in banking
  subsidiary                           0           0      (3,500)
Net cash paid in
  acquisitions                    (5,517)       (285)     (1,285)
                                 -------------------------------
Net cash used in investing
  activities                      (5,517)       (285)     (4,785)
FINANCING ACTIVITIES
Payment of cash dividends         (1,728)     (1,165)       (225)
Increase in notes payable,
  related parties                  2,200           0       3,003
Decrease in notes payable,
  related parties                 (2,200)     (2,005)     (3,003)
Repayment of
  long term debt                  (2,782)          0        (217)
Repayment of mandatory
  convertible debt                     0           0        (300)
(Repurchase) issuance of
  Common Stock                      (267)     (1,307)      7,628
Bank subsidiary repurchase
  of bank stock                    3,574           0           0
Exercise of stock options            964          15           0
                                 -------------------------------
Net cash (used) provided by
  financing activities              (239)     (4,462)      6,886
                                 -------------------------------
(Decrease) increase in cash
  and cash equivalents              (420)     (1,695)      2,193
Cash and cash equivalents at
  beginning of year                  585       2,280          87
                                 -------------------------------
Cash and cash equivalents at
  end of year                    $   165     $   585     $ 2,280
                                 ===============================